08050757

DryShips Inc.

Leadership in Drybulk Shipping

ANNUAL REPORT 2007


TORO

Company Profile

DryShips (NASDAQ: DRYS) provides marine transportation services through the ownership and operation of dry cargo vessels.

DryShips is the largest US listed dry bulk company in terms of fleet size and revenue and one of the top Panamax owners in the world.


DAYTONA
VALLETTA

History:

We are a Marshall Islands registered company formed in September 2004. Our principal executive offices are located in Athens, Greece. In February 2005 we successfully concluded our IPO. Our common shares are listed on the NASDAQ Global Select Market and trade under the symbol "DRYS".

Fleet:

DryShips is focused on two particular vessel classes, Capesize and Panamax vessels.

As of April 14, 2008, we owned a fleet of 46 vessels, comprising 4 Capesize, 32 Panamax, 2 Supramax and 8 newbuilding drybulk vessels with an average age of 8.5 years, well below the industry average of 12.6 years, and a combined cargo-carrying capacity of approximately 4.1 million deadweight tons.

Our fleet transports worldwide major bulk commodities, such as iron ore, coal and grain, and minor bulk commodities such as fertilizers, minerals, forest products, ores, bauxite, alumina, cement and other construction materials. These raw materials and products are used as production inputs in a number of industries.

Employment Strategy:

Our emphasis is on building and maintaining enduring relationships with first class charterers of drybulk carriers, end-users and operators, and providing reliable seaborne transportation services at competitive cost. We pursue an aggressive but diversified fleet chartering strategy with a unique combination of spot, period and pool employment, which is possible because of the large size of our fleet.

Business Objectives:

We run our business with a focus on financial returns, aiming to maximize Return on Capital Employed (ROCE) and Return on Equity (ROE), while at the same time ensuring our vessels adhere to the highest safety and environmental standards. We have established a reputation in the international shipping industry for operating and maintaining our fleet with high standards of performance, reliability and safety.

Dividend Policy:

We reward our shareholders with a stable quarterly dividend policy of $0.20 per common share. Since our IPO in February 2005 we have declared and paid twelve consecutive quarterly dividends for an aggregate amount of $2.40 per common share.

Fleet Expansion and Renewal Program:

Implementing an aggressive program of fleet expansion and renewal since our IPO in February 2005, we have expanded from 6 vessels with an average age of 19.0 years to a modern fleet of 46 drybulk carriers with an average age of 8.5 years as of April 14, 2008.



OUR FLEET*

VESSEL NAME	YEAR BUILT	DEADWEIGHT	TYPE
Capesize:			
Manasota	2004	171,061	Capesize
Alameda	2001	170,269	Capesize
Samsara	1996	150,393	Capesize
Brisbane	1995	151,066	Capesize
	8.8	**642,789**	**4**
Panamax:			
Heinrich Oldendorff	2001	73,931	Panamax
Padre	2004	73,601	Panamax
Maganari	2001	75,941	Panamax
Coronado	2000	75,706	Panamax
Marbella	2000	72,561	Panamax
Conquistador	2000	75,607	Panamax
Primera	1998	72,495	Panamax
Iguana	1996	70,349	Panamax
Sonoma	2001	74,786	Panamax
Waikiki	1995	75,473	Panamax
Toro	1995	73,034	Panamax
Catalina	2005	74,432	Panamax
Majorca	2005	74,364	Panamax
Saldahna	2004	75,500	Panamax
Avoca	2004	76,500	Panamax
Ligari	2004	75,583	Panamax
Oregon	2002	74,204	Panamax
Mendocino	2002	76,623	Panamax
Bargara	2002	74,832	Panamax
Capitola	2001	74,832	Panamax
Samatan	2001	74,823	Panamax
Ecola	2001	73,931	Panamax
Redondo	2000	74,716	Panamax
Ocean Crystal	1999	73,688	Panamax
Xanadu	1999	72,270	Panamax
La Jolla	1997	72,126	Panamax
Menorca	1997	71,662	Panamax
Lanzarote	1996	73,008	Panamax
Solana	1995	75,100	Panamax
Paragon	1995	71,259	Panamax
Lacerta	1994	71,862	Panamax
Tonga	1984	66,798	Panamax
	8.6	**2,361,597**	**32**
Supermax			
Clipper Gemini	2003	51,201	Supramax
VOC Galaxy	2002	51,201	Supramax
	5.5	**102,402**	**2**
Newbuildings:			
TBN	2008	170,000	Capesize
TBN	2009	180,000	Capesize
TBN	2009	180,000	Capesize
TBN	2010	180,000	Capesize
TBN	2010	82,000	Kamsarmax
TBN	2010	82,000	Kamsarmax
TBN	2009	75,000	Panamax
TBN	2010	75,000	Panamax
		1,024,000	**8**
TOTAL FLEET	**AGE 8.5 YEARS**	**4,130,788 DWT**	**46 VESSELS**

* as of April 14, 2008



Letter from the Chairman, President & CEO

Dear fellow shareholders,

2007 has been a pivotal year for DryShips. It has been the year where our IPO "dream" became a reality and our efforts came to fruition. When we went public about 3 years ago we wanted to build a premiere drybulk company and we laid a clear path:

- We believed in the industry fundamentals and we operated the vast majority of our vessels in the spot market or in short period charters in order to maximize revenues.
- We used the public capital markets and bank financing to grow our fleet and increase consolidation in the industry.
- We actively managed our vessel portfolio in order to maintain the average age of our fleet below the industry average.
- We focused on return on equity which we aim to maximize by using financial leverage.
- Finally, we maintained a low overhead structure in order to maintain efficient vessel and company operations.

Our stock which priced at $18 per share at the time of the IPO in February of 2005 closed on April 14, 2008 at $67.11 per share, a 273% return in about 3 years and has become by far the most liquid shipping stock with an average daily volume during the last 3 months of 4,190,980 shares which represents about 10% of the total shares outstanding. Shareholders that have stayed true to the Dryships story have been handsomely rewarded.

Moving into 2008 we remain optimistic about the market prospects. We believe we will not be affected by a slowdown in the US economy as it plays a limited role in the drybulk commodity trade matrix. Our outlook on the industrial growth of China, South East Asia and other developing nations remains bullish supporting strong freight rate prospects throughout the coming year.

Today, DryShips sits in a position of strength. As of April 14, 2008 we had approximately $721 million of cash and a net debt to capitalization ratio adjusted for market values of 23%. This not only provides the Company with increased flexibility to continue its growth strategy but also allows DryShips to quickly take advantage of business opportunities when they arise.

In December 2007, we announced the acquisition of a strategic stake of 30.4% in Ocean Rig ASA, an offshore drilling contractor listed on the Oslo Stock Exchange. Ocean Rig is uniquely positioned to immediately and effectively capitalize on the very strong demand for ultra deep water (UDW) drilling rigs which is expected to prevail over the next five to ten years as exploration and production of fossil fuels moves further offshore into deeper waters. In February 2008, Ocean Rig announced that as of July 2008, the Eirik Raude, one of its two UDW rigs, will operate under a new three year contract at the record rate of $637,000 per day, compared to the $395,000-445,000 per day rate under its present contract which is due to expire in July 2008. We are strong believers in the supply/demand fundamentals of the offshore sector for the foreseeable future.

Concluding this letter, I would like to express our genuine gratitude and appreciation to all those whose hard work, determination, and commitment to excellence have contributed in making 2007 a record year for DryShips including our employees, board of directors, seafarers, bankers, suppliers and customers. I would also like to extend a special note of thanks to our shareholders whose continuing support and confidence we count on going forward.

Sincerely,

George Economou
Chairman, President,
Chief Executive Officer and
interim Chief Financial Officer
April 14, 2008

2007 Major Developments And Highlights



FINANCIAL PERFORMANCE

- Revenues of $582.5
- EBITDA of $600.8 million
- Operating Income of $528.1 million
- Net Income of $475.4 million
- EPS of $13.32 per common share

OPERATING PERFORMANCE

- Fleet utilization: 98.7%
- Fleet TCE (Time Charter Equivalent) of $45,417 per day per vessel
- Fleet TVOE (Total Vessel Operating Expenses) of $6,387 per day per vessel

CAPITALIZATION

- On December 31, 2007, debt to total capitalization (debt, net of deferred financing fees and stockholders' equity) was 54.84% and net debt (total debt less cash and cash equivalents) to total capitalization was 51.90%.
- As of December 31, 2007, the Company had a total liquidity of approximately $137.9 million.

DIVIDENDS

- In 2007, we declared and paid four quarterly dividends of $0.20 per common share in accordance with our stated dividend policy. Since our IPO in February 2005 we have declared and paid twelve consecutive quarterly dividends for an aggregate amount of $2.40 per common share.

FLEET EXPANSION AND RENEWAL

- In fiscal year 2007, DryShips recognized an aggregate gain on the sale of 11 vessels of $135.0 million or $3.78 per share.
- Since our IPO in February 2005, we have expanded from six vessels with an average age of 19 years to a modern fleet of 46 drybulk carriers with an average age of 8.5 years as of April 14, 2008.

DryShips Inc.

SEC Mail Processing
Section

JUN - 4 2008

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 000-51141

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

DRYSHIPS INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

80 Kifissias Avenue
GR 15125 Amaroussion
Greece

(Address of principal executive offices)

George Economou, Chairman, Chief Executive Officer and
Interim Chief Financial Officer,
Tel No. 011 30 210 809 0570,
80 Kifissias Avenue, GR 15125, Amaroussion, Greece

(Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b)
of the Act:

Common stock, $0.01 par value

Title of class

Nasdaq Global Market

Name of exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2007, there were 36,681,097 shares of the Registrant's common stock, $0.01 par value, outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[X] Yes [_] No

If this report is an annual report or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[_] Yes [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [_] No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X	Accelerated filer [_]
Non-accelerated filer (Do not check if a smaller reporting company) [_]	Smaller reporting company [_]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP

[_] International Financial Reporting Standards as issued by the International Accounting Standards Board

[_] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

[_] Item 17

[_] Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_] Yes [X] No

FORWARD-LOOKING STATEMENTS

DryShips Inc., or the "Company", desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

Please note in this annual report, "we," "us," "our," and "the Company," all refer to DryShips Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include; (i) the strength of world economies; (ii) fluctuations in currencies and interest rates; (iii) general market conditions, including fluctuations in charterhire rates and vessel values; (iv) changes in demand in the drybulk shipping industry; (v) changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; (vi) changes in governmental rules and regulations or actions taken by regulatory authorities; (vii) potential liability from pending or future litigation; (viii) general domestic and international political conditions; (ix) potential disruption of shipping routes due to accidents or political events; and (x) other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

TABLE OF CONTENTS

Page

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table sets forth the selected consolidated financial data and other operating data for DryShips Inc. as of and for the years ended October 31, 2003 and 2004, as of and for the two-month period ended December 31, 2004, and for the years ended December 31, 2005, 2006 and 2007. The following information should be read in conjunction with Item 5 – "Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected consolidated financial data of DryShips Inc. is derived from our audited consolidated financial statements and the notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

3.A. (i) INCOME STATEMENT

	Year Ended October 31,		Two Months Ended December 31,	Year Ended December 31,		
(In thousands of Dollars, except per share and share data)	**2003**	**2004**	**2004**	**2005**	**2006**	**2007**
INCOME STATEMENT						
Voyage revenues	25,060	63,458	15,599	228,913	248,431	582,561
Loss on Forward Freight Agreements	-	-	-	-	22,473	-
Voyage expenses	3,998	6,371	1,153	13,039	19,285	39,114
Gain on sale of bunkers	(372)	(890)	(17)	(3,447)	(3,320)	(7,467)
Vessel operating expenses	6,739	9,769	1,756	36,722	47,889	61,409
Depreciation and amortization	5,244	6,451	1,134	42,610	61,605	79,304
Gain on sale of vessel	-	-	-	-	(8,583)	(134,963)
Management fees charged by a related party	1,101	1,261	240	4,962	6,609	9,579
General & administrative expenses (1)	240	221	114	4,186	5,931	7,493
Operating Income	8,110	40,275	11,219	130,841	96,542	528,092
Interest and finance costs	(1,119)	(1,515)	(508)	(20,668)	(42,392)	(51,231)
Interest income	4	12	8	749	1,691	5,073
Other, net	194	341	(6)	95	890	(7,018)
Income before equity in loss of investees	7,189	39,113	10,713	111,017	56,731	474,916
Equity in loss of investees	-	-	-	-	-	(299)
Net Income	7,189	39,113	10,713	111,017	56,731	474,617
Basic and fully diluted earnings per share	$ 0.47	$ 2.54	$ 0.70	$ 3.83	$ 1.75	$ 13.29
Weighted average basic and diluted shares outstanding	15,400,000	15,400,000	15,400,000	28,957,397	32,348,194	35,700,182
Dividends declared per share	$ 0.15	$ 4.48	$ 0.00	$ 0.40	$ 0.80	$ 0.80

3.A. (ii) BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of Dollars, except per share and share data)	Year Ended October 31,		Two Months Ended December 31,	Year Ended December 31,		
	2003	2004	2004	2005	2006	2007
Current assets	17,943	69,344		18,777	25,875	153,035
Total assets	73,902	183,259		910,559	1,168,173	2,346,924
Current liabilities, including current portion of long-term debt	11,889	98,124		135,745	129,344	239,304
Total long-term debt, including current portion	46,479	114,908		525,353	658,742	1,243,778
Number of shares		15,400		30,350	35,490	36,681
Stockholders' (deficit) / equity	25,513	(4,374)		356,501	450,892	1,024,221
OTHER FINANCIAL DATA						
Net cash provided by operating activities	2,489	7,309	55,207	163,806	99,082	407,899
Net cash used in investing activities	(2,200)	(20,119)	0	(847,649)	(287,512)	(955,749)
Net cash provided by (used in) financing activities	416	15,985	(53,007)	680,656	185,783	656,381
EBITDA (2)	13,548	47,067	12,347	173,546	159,037	600,079
FLEET DATA						
Average number of vessels (3)	5	5.9	6	21.6	29.76	33.67
Total voyage days for fleet (4)	1,780	2,066	366	7,710	10,606	12,130
Total calendar days for fleet (5)	1,825	2,166	366	7,866	10,859	12,288
Fleet utilization (6)	97.50%	95.40%	100.00%	98.00%	97.70%	98.71%
(In Dollars)						
AVERAGE DAILY RESULTS						
Time charter equivalent (7)	12,042	28,062	39,516	28,446	21,918	45,417
Vessel operating expenses (8)	3,693	4,510	4,798	4,668	4,410	4,998
Management fees	603	582	655	631	609	780
General and administrative expenses (9)	131	102	311	532	546	610
Total vessel operating expenses (10)	4,427	5,194	5,764	5,831	5,565	6,388

(1) We did not pay any compensation to members of our senior management or our directors in the years ended October 31, 2003 and 2004, and for the two-month period ended December 31, 2004. Compensation to members of our senior management and directors amounted to $1.4, $1.4 and $1.5 million for each of the years ended December 31, 2005, 2006 and 2007, respectively.

(2) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this annual report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants, and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

(In thousands of Dollars)	Year Ended October 31,		Two Months Ended December 31,	Year Ended December 31,		
	2003	2004	2004	2005	2006	2007
Net Cash provided by Operating Activities	2,489	7,309	55,207	163,806	99,082	407,899
Net increase / (decrease) in current assets	8,403	36,925	(42,322)	4,560	5,067	23,291
Net (increase) / decrease in current liabilities, excluding current portion of long-term debt	357	(1,815)	(927)	(21,914)	2,015	(18,463)
Gain on sale of vessels	-	-	-	-	8,583	134,963
Payments for drydocking costs	1,322	3,277	-	3,153	6,275	1,406
Amortization of deferred / prepaid charter revenue	-	-	-	5,224	2,967	7,185
(Recognition) / amortization of free lubricants benefit	-	-	-	(928)	119	257
Interest on Credit Facility from related parties	-	-	-	-	(77)	-
Equity in loss of investess	-	-	-	-	-	(299)
Change in fair values of derivatives	-	-	-	270	(1,910)	(128)
Interest and finance costs, net	1,115	1,503	500	19,919	40,701	46,158
Amortization and write-off of deferred financing costs included in interest and finance costs, net	(138)	(132)	(111)	(544)	(3,785)	(2,190)
EBITDA	13,548	47,067	12,347	173,546	159,037	600,079

(3) Average number of vessels is the number of vessels that constituted the fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the fleet during the period divided by the number of calendar days in that period.

(4) Total voyage days for the fleet are the total days the vessels were in the Company's possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(5) Calendar days are the total days the vessels were in the Company's possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(6) Fleet utilization is the percentage of time that the vessels were available for revenue-generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(7) Time charter equivalent, or "TCE," is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.

(In thousands of Dollars, except for TCE rates, which are expressed in Dollars and voyage days)	Year Ended October 31,		Two Months Ended December 31,	Year Ended December 31,		
	2003	2004	2004	2005	2006	2007
Voyage revenues	25,060	63,458	15,599	228,913	248,431	582,561
Voyage expenses	(3,998)	(6,371)	(1,153)	(13,039)	(19,285)	(39,114)
Net gain on sale of bunkers	372	890	17	3,447	3,320	7,467
Time charter equivalent revenues	21,434	57,977	14,463	219,321	232,466	550,914
Total voyage days for fleet	1,780	2,066	366	7,710	10,606	12,130
Time charter equivalent (TCE) rate	12,042	28,062	39,516	28,446	21,918	45,417

(8) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(9) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(10) Total vessel operating expenses or "TVOE" is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.

Industry - Specific Risk Factors

Charterhire rates for drybulk carriers are volatile and may decrease in the future, which would adversely affect our earnings.

The drybulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk carriers has varied widely. Although charterhire rates decreased slightly during 2005 and the first half of 2006, since July 2006, charter rates have risen sharply and are currently near their historical highs reached during October and November of 2007. Charterhire rates for Panamax and Capesize drybulk carriers have declined from their historically high levels. Because we generally charter our vessels pursuant to short-term time charters, we are exposed to changes in spot market rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. We may be unable to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our stockholders. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

- demand for and production of drybulk products,
- global and regional economic and political conditions,
- the distance drybulk is to be moved by sea, and
- changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

- the number of new building deliveries,
- port and canal congestion,
- the scrapping rate of older vessels,
- vessel casualties, and
- the number of vessels that are out of service.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. The factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our drybulk carriers will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase and economic growth may not continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow under our credit facility.

The fair market values of our vessels have generally experienced high volatility. The market prices for secondhand Panamax and Capesize drybulk carriers have declined from historically high levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to draw down the full amount of our credit facility and we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facility and adversely affect our operating results.

If the market values of our vessels decrease and such decrease is more than temporary, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our credit facilities. Under our credit facility, the Company is required to hold bank deposits which are used to fund the loan installments when due. The funds may only be used for purposes of loan repayments and are shown on the Company's balance sheet as restricted cash. Restricted cash also includes additional minimum cash deposits required to be maintained with certain banks under our borrowing arrangements.

If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks, such as the October 2002 attack on the VLCC Limburg, a vessel not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession affecting the United States or the entire world. Any of these occurrences could have a material adverse impact on our revenues and costs.

Our revenues are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends that we pay to our stockholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues have historically been stronger in fiscal quarters ended December 31 and March 31. This seasonality may adversely affect our operating results and cash available for distribution to our stockholders as dividends in the future.

Rising fuel prices may adversely affect our profits.

While we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant, if not the largest, expense in our shipping operations when vessels are under spot charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi- governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or "ISM Code." The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for noncompliance or if our insurance coverage is adversely impacted as a result of noncompliance, we may have less cash available for distribution to our stockholders as dividends. If any of our vessels is denied access to, or is detained in, certain ports, this may decrease our revenues.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends to our stockholders.

An economic slowdown in the Asia Pacific region could materially reduce the amount and/or profitability of our business.

A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, particularly in China, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. Such growth may not be sustained and the Chinese economy may experience contraction in the future. Moreover, any slowdown in the economies of the United States of America, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The Chinese government may not continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. A reduction in the level of commodities imported into and exported from China would reduce the demand for drybulk carrier capacity and the drybulk charter rates, which could adversely affect our business, operating results and financial condition.

Company - Specific Risk Factors

We are dependent on time charters in a volatile shipping industry and a decline in charterhire rates would affect our results of operations and ability to pay dividends.

We charter our vessels primarily pursuant to long-term or short-term time charters. The short-term time charter market is highly competitive and spot market charterhire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While our focus on the short-term time charter market may enable us to benefit in periods of increasing charterhire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the drybulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charterhire rates. The drybulk carrier charter market is volatile, and in the past short-term time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. Future charterhire rates may not enable us to operate our vessels profitably or to pay you dividends.

Our earnings may be adversely affected if we are not able to take advantage of favorable charter rates.

We charter our drybulk carriers to customers primarily pursuant to long-term or short-term (spot) time charters, which generally last from several days to several weeks, and long-term time charters, which can last up to several years. We may in the future extend the charter periods for additional vessels in our fleet. Our vessels that are committed to longer -term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows.

We depend entirely on Cardiff to manage and charter our fleet.

We currently have two employees, our Chief Executive Officer who also acts as the Interim Chief Financial Officer, and our Internal Auditor. Following the resignation of our Chief Financial Officer on May 29, 2007, we are seeking to employ a Chief Financial Officer. We have no plans to hire additional employees. We subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair to Cardiff Marine Inc. ("Cardiff"), an affiliated company. 70% of the issued and outstanding capital stock of Cardiff is owned by a foundation which is controlled by Mr. Economou, our Chairman and Chief Executive Officer and a director of our Company. The remaining 30% of the issued and outstanding capital stock of Cardiff is owned by a company controlled by the sister of Mr. Economou. The loss of Cardiff's services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. Although we may have rights against Cardiff if it defaults on its obligations to us, you will have no recourse against Cardiff. Further, we are required to seek approval from our lenders to change our manager.

Cardiff is a privately held company and there is little or no publicly available information about it.

The ability of Cardiff to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Cardiff's financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless Cardiff began to default on its obligations. As a result, an investor in our shares might have little advance warning of problems affecting Cardiff, even though these problems could have a material adverse effect on us.

Our Chairman and Chief Executive Officer has affiliations with Cardiff which could create conflicts of interest.

Our majority shareholder is controlled by Mr. George Economou who controls two companies that, in aggregate, own 29.7% of us and a foundation that owns 70% of Cardiff. Mr. Economou is also our Chairman and Chief Executive Officer, Interim Chief Financial Officer and a director of our Company. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Cardiff, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers managed by other companies affiliated with Cardiff and Mr. Economou. In particular, Cardiff may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Economou and members of his family may receive greater economic benefits.

Companies affiliated with Cardiff own and may acquire vessels that compete with our fleet which may create conflicts of interest between Cardiff as our fleet manager and us.

Erato Owning Company Limited is a company affiliated with Cardiff that owns a Capesize drybulk carrier. Mentor Owning Company Limited and Iris Owning Company Limited are companies affiliated with Cardiff that each own a Handymax drybulk carrier. The three vessels owned by those companies, or the "Bareboat Charter Vessels," are currently employed under bareboat charters that end in September 2014. Subject to the obligations of Mr. Economou set forth in a letter agreement between him and the Company to use commercially reasonable efforts to cause the sale of the Bareboat Charter Vessels, and to give us a right of first refusal to acquire them, when the Bareboat Charter Vessels are redelivered to the owners, they may be managed by Cardiff in competition with our fleet. In addition, Cardiff's affiliates may acquire additional drybulk carriers in the future, subject to a right of first refusal that Mr. Economou has granted to us in that letter agreement. Furthermore, Panatrade Shipping and Management S.A., Calypso Marine Corp., Oil Transport Investments Limited, Innovative Investments Limited and Ambassador Shipping Corporation, companies affiliated with Cardiff, each own a Capesize drybulk carrier. These vessels also could be in competition with our fleet and Cardiff and other companies affiliated with Cardiff might be faced with conflicts of interest with respect to their own interests and their obligations to us. Cardiff may give preferential treatment to other companies affiliated with it, which may adversely affect our results of operations.

We may not be able to pay dividends.

Our current dividend policy is to declare quarterly distributions to stockholders of $0.20 per share by each January, April, July and October. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. The international drybulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this annual report. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends. We may be unable to pay dividends in the amounts contemplated by our dividend policy, or at all.

We may have difficulty managing our planned growth properly.

We intend to continue to grow our fleet. Our future growth will primarily depend on our ability to:

- locate and acquire suitable vessels,
- identify and consummate acquisitions or joint ventures,
- enhance our customer base,
- manage our expansion, and
- obtain required financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies; obtaining additional qualified personnel; managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We may be unable to successfully execute our growth plans or we may incur significant expenses and losses in connection with our future growth which would have an adverse impact on our financial condition and results of operations.

Our credit facilities impose operating and financial restrictions on us.

In addition to certain financial covenants relating to the Company's financial position, operating performance and liquidity, the following restrictions limit our ability to, among other things:

- pay dividends to investors or make capital expenditures if we do not repay amounts drawn under the credit facilities, if there is a default under the credit facilities or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant,

- incur additional indebtedness, including through the issuance of guarantees,

- change the flag, class or management of our vessels,

- create liens on our assets,
- sell or otherwise change the ownership of our vessels,
- merge or consolidate with, or transfer all or substantially all our assets to, another person,
- drop below certain minimum cash deposits, as defined in our credit facilities,
- maintain a place of business in the United States or the United Kingdom,
- receive dividends from certain subsidiaries, and/or
- enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Our loan agreements may prohibit or impose certain conditions on the payment of dividends to investors.

Under our credit facilities we are restricted in our payments of dividends to investors. For example, we agreed that we would not pay dividends in 2006 in excess of $18.0 million; however, we were permitted to request our lender's consent for additional dividend payments. On November 15, 2006 we requested and received consent from our lender for the payment of third-quarter dividends of $7.0 million, which exceeded the $18.0 million threshold for 2006. Under our credit facility in 2007, we have agreed not to pay dividends to investors in any year that exceed 50% of our net income for that year, as evidenced by the relevant annual audited financial statements.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.

While we have the right to inspect previously owned vessels prior to our purchase of them and we intend to inspect all secondhand vessels that we acquire in the future, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources and, as a result, we may be unable to employ our vessels profitably.

We employ our vessels in a highly competitive market that is capital-intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other drybulk shipping companies, this would have an adverse impact on our results of operations.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. The loss of any of these individuals, difficulty in hiring and retaining personnel could adversely affect our business prospects, financial condition and results of operations. We have entered into a contract for the services of our Chairman, Chief Executive Officer and interim Chief Financial Officer, George Economou. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not currently, nor do we intend to, maintain "key man" life insurance on any of our officers.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

- marine disaster,
- environmental accidents,
- cargo and property losses or damage,
- business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions, and
- piracy.

The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could increase our costs or lower our revenues.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We may not be adequately insured against all risks or our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

The operation of drybulk carriers has certain unique operational risks.

The operation of certain ship types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, dry-docking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain covenants under our credit facility.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention ("SOLAS"). All of our vessels are certified as being "in class" by all the major Classification Societies (e.g., American

Bureau of Shipping, Lloyd's Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our credit facility. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations. That status could cause us to be in violation of certain covenants in our credit facility.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2007, the 38 vessels in our fleet had an average age of 8.0 years. Although during the year ended 2007 our fleet age dropped significantly, in general terms, as our fleet ages we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Because we generate all of our revenues in dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenues in dollars but we incur a portion of our expenses in currencies other than the dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our net income. For example, between January 1, 2007 and December 31, 2007, the value of the dollar declined by approximately 9.5% as compared to the Euro. Further declines in the value of the dollar could lead to higher expenses payable by us.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We expect that we and each of our subsidiaries qualify for this statutory tax exemption and we have taken and intend to continue to take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. Due to the factual nature of the issues involved, it is possible that our tax-exempt status or that of any of our subsidiaries may change.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries could be subjected for those years to an effective 2% (i.e., 50% of 4%) United States federal income tax on United States-source gross shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. For the 2007 taxable year, we estimate that our maximum United States federal income tax liability would be $1.13 million if we were to be subject to this taxation.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for dividends. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. Under our credit facilities, we are restricted in our payments of dividends. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends. In addition, the declaration and payment of dividends will depend on the provisions of Marshall Islands law affecting the payment of dividends. Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend and dividends may be declared and paid out of our operating surplus; but in this case, there is no such surplus. Dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Our ability to pay dividends will also be subject to our satisfaction of certain financial covenants contained in our credit facilities. We may be unable to pay dividends in the anticipated amounts or at all. Under our credit facility with HSH Nordbank, we have agreed not to pay dividends in any year that exceed 50% of our net income for that year, as evidenced by the relevant annual audited financial statements.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. We may be unable to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.

Our investment in Ocean Rig ASA carries with it certain obligations that may require us to pay additional consideration, purchase additional shares or prevent us from exercising our rights in the shares acquired.

On December 20, 2007, the Company acquired 51,778,647 shares in Ocean Rig ASA, or Ocean Rig, which represents 30.4% of the issued and outstanding shares. Mr. George Economou, our Chairman and Chief Executive Officer, purchased in a seperate transaction approximately 4.4% of the outstanding shares of Ocean Rig. The sale and purchase agreement executed in conjunction with this acquisition imposes certain obligations on the Company. For instance, if the Company, its nominee, or a third party makes a bid for all of the issued shares of Ocean Rig within three months of the settlement of the December 20, 2007 transaction at a greater per share price, it will trigger an obligation on behalf of the Company to pay an additional purchase price in respect of the 51,778,647 acquired shares. The additional purchase price will be in an amount sufficient to make the per share purchase price in the December 20, 2007 transaction equal to the per share purchase price in the subsequent transaction. This provision expires on March 30, 2008.

In addition, the Norwegian Securities Trading Act requires that any purchaser of more than 33% of a public company make a bid for all other outstanding shares of the target company at the highest price paid per share. The

Company's shares and Mr. Economou's shares are aggregated for these purposes. If the Company or any "close affiliate" (as such term is defined in the act) further acquires one or more shares of Ocean Rig, then the Company shall be required to bid for all outstanding shares of Ocean Rig at the highest price paid per share in the period six months prior to the point at which the mandatory offer obligation was triggered. Once such an obligation is triggered, the Company cannot exercise any rights (such as voting rights), other than the right to take out dividends and the exercise of pre-emption rights in the event of a capital increase, with respect to the portion of the shares which exceeds the mandatory bid threshold in Ocean Rig until the required bid has been made. In the alternative, the Company would be permitted to sell shares to reduce its ownership below the threshold that triggered the mandatory bid obligation.

A requirement to pay additional capital for shares already acquired or to acquire further shares in Ocean Rig, or an inability to exercise voting or other rights with respect to the shares, may result in decreased earnings available for distribution to our shareholders.

Risks Relating to Our Common Stock

There is no guarantee of a continuing public market for you to resell our common stock.

Our common shares commenced trading on the Nasdaq National Market, now the Nasdaq Global Market, in February 2005. An active and liquid public market for our common shares may not continue. The price of our common stock may be volatile and may fluctuate due to factors such as:

- actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry,
- mergers and strategic alliances in the drybulk shipping industry,
- market conditions in the drybulk shipping industry and the general state of the securities markets,
- changes in government regulation,
- shortfalls in our operating results from levels forecast by securities analysts, and
- announcements concerning us or our competitors.

You may not be able to sell your shares of our common stock in the future at the price that you paid for them or at all.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or "BCA." The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

A small number of our stockholders effectively control the outcome of matters on which our stockholders are entitled to vote.

Entities affiliated with Mr. Economou, our Chairman, Chief Executive Officer and interim Chief Financial Officer, currently own, directly or indirectly, approximately 29.7% of our outstanding common stock. While those stockholders have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they will effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We may issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue 1,000,000,000 common shares with par value $0.01 per share of which 40,890,097 shares are outstanding as of March 11, 2008.

We may issue registered preferred stock in the future. Our amended and restated articles of incorporation authorize us to issue 500,000,000 registered preferred shares with par value $0.01 per share of which none have been issued.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions include:

- authorizing our board of directors to issue "blank check" preferred stock without stockholder approval,
- providing for a classified board of directors with staggered, three-year terms,
- prohibiting cumulative voting in the election of directors,
- authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors,
- prohibiting stockholder action by written consent,
- limiting the persons who may call special meetings of stockholders, and
- establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

In addition, we have adopted a stockholders rights agreement pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including provisions of our stockholder rights agreement, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Item 4. Information on the Company

A. History and development of the Company

We are a Marshall Islands company that was formed in September 2004. Prior to our initial public offering we issued 15,400,000 shares of our common stock to our shareholders in October 2004. In February 2005, we completed our initial public offering and issued an additional 14,950,000 common shares with a par value of $0.01 at a price of $18.00 per share. The net proceeds of the initial public offering amounted to $251.3 million.

On May 10, 2006, the Company filed its universal shelf registration statement and related prospectus for the issuance of 5,000,000 of common shares. From May 2006 through August 2006, 4,650,000 shares of common stock with a par value $0.01 were issued. The net proceeds after underwriting commissions of 2.5% and other issuance fees were $56.5 million.

Our shareholders voted to adopt a resolution at our annual general shareholders' meeting on July 11, 2006, which increased the aggregate number of shares of common stock that the Company is authorized to issue from 45,000,000 registered shares with par value of $0.01 to 75,000,000 registered shares with par value $0.01.

On October 24, 2006, the Company's Board of Directors agreed to the request of the Company's major shareholders (Elios Investments Inc., Advice Investments S.A. and Magic Management Inc.) following the declaration of our $0.20 quarterly dividend per share in September 2006, to receive their dividend payment in the form of our common shares in lieu of cash. One of these shareholders, Elios Investments Inc., is controlled by our Chairman and Chief Executive Officer, Mr. George Economou. In addition, the Board of Directors also agreed on that date to the request of a company related to Mr. Economou to accept repayment of the outstanding balance of a seller's credit in respect of a vessel purchased by us (as discussed in Note 3(e) of our consolidated financial statements) in our common shares. As a result of the agreement, an aggregate of $3,080,000 in dividends and the seller's credit together with interest amounting to $3,327,000 was settled with 235,585 and 254,512 of our common shares, respectively. The price used as consideration for issuance of the above common shares was equal to the average closing price of our common stock on the Nasdaq Global Market over the eight trading days ended October 24, 2006, which was $13.07 per share.

In December 2006, the Company filed a registration statement on Form F-3 on behalf of the Company's major shareholders registering for resale an aggregate of 15,890,097 of our common shares.

In October 2007, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to 6,000,000 shares of common stock, par value $0.01 per share, pursuant to the Company's Registration Statement on Form F-3 ASR. From October 2007 through December 2007, we issued an aggregate of 1,191,000 shares of common stock with par value $0.01 per share. The net proceeds, after underwriting commissions ranging between 2% to 2.5% and other issuance fees, amounted to $127.1 million. From January 2008 through March 2008, we issued an aggregate of 4,759,000 shares of common stock with par value $0.01 per share. The net proceeds, after underwriting commissions ranging between 1.5% to 2% and other issuance fees, amounted to $352.75 million.

In January 2008, the Company increased the aggregate number of authorized shares of common stock of the Company from 75,000,000 registered shares with par value of $0.01 to 1,000,000,000 registered shares with a par value of $0.01 and increased the aggregate number of authorized shares of preferred stock from 30,000,000 registered shares; par value $0.01 per share to 500,000,000 registered preferred shares with a par value of $0.01 per share.

In March 2008, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to 6,000,000 shares of common stock, par value $0.01 per share, pursuant to the Company's Registration Statement on Form F-3 ASR.

Our executive offices are located at Omega Building, 80 Kifissias Avenue, Amaroussion GR 15125 Greece. Our telephone number is 011-30-210-809-0570.

B. Business overview

Our Fleet

We currently own and operate a fleet of thirty-eight vessels and eight newbuildings consisting of nine Capesize drybulk carriers including four newbuilding Capesize drybulk carriers, thirty-three Panamax drybulk carriers including two newbuilding Panamax drybulk carriers, two newbuilding Kamsarmax drybulk carriers, and two Supramax drybulk carriers. Our fleet carries a variety of drybulk commodities including major bulks such as coal, iron ore, and grains, and minor bulks such as bauxite, phosphate, fertilizers and steel products. In addition to our owned fleet, we have also chartered-in a 2000 built Panamax drybulk carrier for a period of three years ending in December 2008. The average age of the vessels in our fleet is 8.8 years (10.0 years, 8.6 years and 5.5 years for the Capesize, the Panamax and the Supramax vessels, respectively). The expected date of delivery of the eight newbuilding vessels are between the second quarter of 2008 and second quarter of 2010, respectively.

During 2005 and subsequent to the completion of our initial public offering in February 2005 we took delivery of twenty-one secondhand drybulk carrier vessels. During 2006 and 2007 we took delivery of eight and fifteen secondhand drybulk carrier vessels, respectively, and we disposed of one and eleven drybulk carrier vessels, respectively.

We employ our vessels primarily in the short-term, or spot, charter market, under period time charters, in drybulk carrier pools, and on bareboat charters. Three of the Panamax drybulk carriers in our fleet are currently operated in a drybulk carrier pool. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with FFAs for hedging purposes and to perform more efficient vessel scheduling, thereby increasing fleet utilization. Thirty-two of our vessels are currently on time charter. Our chartered-in vessel is on period time charter that runs concurrently with the time charter-in period. Three of our vessels are on bareboat charter. Each of our vessels is owned through a separate wholly-owned subsidiary established under the laws of Malta or the Marshall Islands.

Ocean Rig Investment

On December 20, 2007, the Company acquired 51,778,647 shares of Ocean Rig ASA, or Ocean Rig, for the purchase price of $406,024 which represents 30.4% of Ocean Rig's issued and outstanding shares.

Ocean Rig, incorporated on September 26, 1996, is a public limited company incorporated and domiciled in Norway whose shares are publicly traded on the Oslo Stock Exchange. Ocean Rig has been established as a drilling contractor in the area of offshore exploration, development and production and operates two ultra deep-water drilling rigs "Leiv Eiriksson" and "Eirik Raude."

The Company accounted for its investment in Ocean Rig using the equity method of accounting. The Company's equity in the loss of Ocean Rig is shown in the Company's consolidated statements of income as "Equity in loss of investees" and amounted to approximately $0.3 million for the period ended December 31, 2007.

Recent Developments

Vessel Acquisitions

Vessel	M.O.A. date	Delivery date
Samsara (ex Cape Venture)	December 14, 2006	February 14, 2007
Primera (ex Sea Epoch)	December 15, 2006	April 11, 2007
Marbella (ex Restless)	February 27, 2007	April 27, 2007
Bargara (ex Songa Hua)	April 11, 2007	May 14, 2007
Brisbane (ex Spring Brave)	January 10, 2007	May 23, 2007
Capitola (ex Songa Hui)	April 11, 2007	June 1, 2007
Menorca (ex Oinoussian Legend)	January 18, 2007	June 7, 2007
Majorca (ex Maria G.O.)	March 26, 2007	June 11, 2007
Heinrich Oldendorff	March 23, 2007	June 11, 2007
Ecola (ex Zella Oldendorff)	November 23, 2006	August 28, 2007
Clipper Gemini	June 8, 2007	October 9, 2007
Samatan (ex Trans Atlantic)	August 15, 2007	October 17, 2007
VOC Galaxy	August 8, 2007	November 27, 2007
Saldanha (ex Shinyo Brilliance)	August 6, 2007	December 13, 2007
Oregon (ex Athina Zafirakis)	July 13, 2007	December 31, 2007
Avoca (ex Nord Mercury)	July 26, 2007	January 29, 2008

Vessel Disposals

Vessel	M.O.A. date	Delivery date
Panormos	September 8, 2006	January 8, 2007
Striggla	December 18, 2006	January 22, 2007
Daytona	December 15, 2006	January 23, 2007
Estepona	February 9, 2007	April 10, 2007
Shibumi	November 20, 2006	April 12, 2007
Delray	January 16, 2007	May 8, 2007
Hille Oldendorff	March 26, 2007	June 8, 2007
Alona	March 2, 2007	June 12, 2007
Mostoles	March 26, 2007	July 3, 2007
Lanikai	March 13, 2007	July 27, 2007
Formentera	August 7, 2007	December 14, 2007
Matira	October 1, 2007	February 25, 2008

As of March 27, 2008, our fleet is comprised of the following drybulk carrier vessels:

		Year Built	DWT
	Capesize:		
1	Manasota	2004	171,061
2	Alameda	2001	170,269
3	Samsara	1996	150,393
4	Netadola	1993	149,475
5	Brisbane	1995	151,066
	Average age / total dwt	**10.0**	**792,264**
	Panamax:		
6	Heinrich Oldendorff	2001	73,931
7	Ligari	2004	75,583
8	Padre	2004	73,601
9	Mendocino	2002	76,623
10	Maganari	2001	75,941
11	Coronado	2000	75,706
12	Ocean Crystal	1999	73,688
13	Primera	1998	72,495
14	La Jolla	1997	72,126
15	Lanzarote	1996	73,008
16	Iguana	1996	70,349
17	Waikiki	1995	75,473
18	Sonoma	2001	74,786
19	Toro	1995	73,034
20	Lacerta	1994	71,862
21	Catalina	2005	74,432
22	Majorca	2005	74,364
23	Bargara	2002	74,832
24	Capitola	2001	74,832
25	Samatan	2001	74,823
26	Ecola	2001	73,931
27	Redondo	2000	74,716

28	Marbella	2000	72,561
29	Xanadu	1999	72,270
30	Menorca	1997	71,662
31	Saldahna	2004	75,500
32	Oregon	2002	74,204
33	Solana	1995	75,100
34	Paragon	1995	71,259
35	Avoca	2004	76,500
36	Tonga	1984	66,798
	Average age / total dwt	**8.6**	**2,285,990**
	Supramax		
37	Clipper Gemini	2003	51,201
38	VOC Galaxy	2002	51,201
	Average age / total dwt	**5.5**	**102,402**
	Newbuildings:		
	TBN	2007	170,000
	TBN	2009	180,000
	TBN	2009	180,000
	TBN	2010	180,000
	TBN	2010	82,000
	TBN	2010	82,000
	TBN	2009	75,000
	TBN	2010	75,000
	Total dwt		**1,024,000**
	Total fleet Average age / dwt	**8.8**	**4,204,656**

We actively manage the deployment of our fleet between long-term and short-term (spct market) voyage charters, which generally last from several days to several weeks, and long-term time charters and bareboat charters, which can last up to several years. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for a specified total price. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions. We are also responsible for the drydocking costs relating to each vessel. Under a bareboat charter, the vessel is chartered for a stipulated period of time, which gives the charterer possession and control of the vessel including the right to appoint the master and the crew. Under bareboat charters, all voyage costs are paid by the Company's customers.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Competition

Demand for drybulk carriers fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We compete with other owners of drybulk carriers in the Capesize, Panamax and Handymax size sectors. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,500 independent drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.

Customers

During the year ended December 31, 2007, one of our customers accounted for more than ten percent of our voyage revenue: Baumarine AS (12%). During the year ended December 31, 2006, two of our customers accounted for more than ten percent of our voyage revenues: Baumarine AS (25%) and Oldendorff Carriers Gmbh (13%). During the year ended December 31, 2005, two of our customers accounted for more than ten percent of our voyage revenues: Baumarine AS (25%) and Cargill International Ltd. (12%). During the year ended October 31, 2004 three of our customers accounted for more than ten percent of our voyage revenues: Transfield Shipping ER (11%), Brave Bulk Transport Ltd. (11%) and Baumarine AS (16%). During the two-month period ended December 31, 2004, three of our customers accounted for more than ten percent of our voyage revenues: Baumarine AS (42%), Cargill International Ltd. (18%) and Clearlake Shipping Ltd. (12%). Baumarine AS is a pool operator; therefore we do not consider Baumarine as representative of any single "customer" that charters vessels in the vessel charter markets. Given our exposure to, and focus on, the long-term and short-term, or spot, time charter markets, we do not foresee any one client providing a significant percentage of our income over an extended period of time.

Management of the Fleet

We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. All of our vessels are managed by Cardiff. The Entrepreneurial Spirit Foundation, a family foundation of Vaduz Liechtenstein, of which our Chief Executive Officer and members of his family are beneficiaries, owns 70% of the issued and outstanding capital stock of Cardiff. The remaining 30% of the issued and outstanding capital stock of Cardiff is held by Prestige Finance S.A., a Liberian corporation that is wholly owned by the sister of our Chief Executive Officer. Cardiff, or our Manager, performs all of our technical and commercial functions relating to the operation and employment of our vessels pursuant to management agreements concluded between the Manager and our vessel-owning subsidiaries that have an initial term of five years and will automatically be extended to successive five-year terms, unless at least 30 days' advance notice of termination is given by either party. Our Chief Executive Officer and Chief Financial Officer, under the guidance of our board of directors, manage our business as a holding company, including our own administrative functions, and we monitor Cardiff's performance under the fleet management agreement.

The management fee we pay to the Manager is Euro 530 per day, per vessel. In addition, we pay the Manager a fee of $100 per day, per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Additionally, the Manager charges us a fee of $550 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent. Until September 30, 2006, under the management agreement with Cardiff, Drybulk S.A. was acting as the chartering broker and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds of, or purchase prices paid for, vessels. Since October 1, 2006 the Manager has acted as the Company's chartering broker and sales and purchase broker. Management fees for the periods before year ended December 31, 2007 were based at a daily fixed fee of $650 per vessel which was based on the Dollar/Euro exchange rate of $1.30 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter.

In addition, we have agreed in a separate contract of ongoing services with the Manager to pay to the Manager a quarterly fee of $250,000 for services rendered by the Manager in relation to the financial reporting requirements of the Company under the Securities Exchange Act of 1934, and the establishment and monitoring of internal controls over financial reporting. During the years ended December 31, 2006 and 2007, the Company incurred costs of $750,000 and $1,369,000, respectively, to reimburse the Manager for additional services not covered by the contract for ongoing services that related to the Manager's services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Crewing and Employees

Cardiff employs approximately 180 people, all of whom are shore-based. In addition, Cardiff is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

The International Drybulk Shipping Industry

Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2007, approximately 2,990 million tons of drybulk cargo were transported by sea, comprising more than one-third of all international seaborne trade.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 2001 and 2007, trade in all drybulk commodities increased from 2,142 million tons to 2,990 million tons, an increase of 39.6%. One of the main reasons for the resurgence in drybulk trade has been the growth in imports by China of iron ore, coal and steel products during the last eight years. Chinese imports of iron ore alone increased from 55.3 million tons in 1999 to more than 380 million tons in 2007. Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market in 2004, absorbing additional tonnage.

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

- Capesize vessels, which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

- Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

- Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. The subcategory of vessels that have a carrying capacity of between 45,000 and 60,000 dwt is called Supramax. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

- Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk vessels scheduled to be delivered in 2008 represents approximately 7% of the world drybulk fleet. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

Charterhire Rates

Charterhire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories. However, because demand for larger drybulk carriers is affected by the volume and pattern of trade in a relatively small number of commodities, charterhire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit.

Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the drybulk shipping industry, the charterhire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charterhire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin. In 2007, rates for all sizes of drybulk carriers strengthened appreciably to historically high levels, primarily due to the high level of demand for raw materials imported by China. Demand is also expected to be strong for the years 2008 and 2009.

Vessel Prices

Vessel prices, both for new-buildings and secondhand vessels, have increased significantly during the past two years as a result of the strength of the drybulk shipping industry. Because sectors of the shipping industry (drybulk carrier, tanker and container ships) are in a period of prosperity, newbuilding prices for all vessel types have increased significantly due to a reduction in the number of berths available for the construction of new vessels in shipyards.

ENVIRONMENTAL AND OTHER REGULATIONS

Government regulations and laws significantly affect the ownership and operation of our fleet. We are subject to various international conventions and treaties, laws and regulations in force in the countries in which our vessels may operate or are registered, relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources.

A variety of government, quasi-governmenatal and private organizations subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard and harbor masters), classification societies, flag state administration (country of registry) and charterers. Some of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

In recent periods, heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The United Nations International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Annex VI set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Our vessel manager has informed us that a plan to conform with the Annex VI resolutions is in place and we believe we are in substantial compliance with Annex VI.

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operations and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this prospectus, each of our vessels is ISM code-certified. However, there can be no assurance that these certifications will be maintained indefinitely.

Safety Management System Requirements

IMO also adopted SOLAS and the International Convention on Load Line, 1996, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. IMO periodically revises the SOLAS Convention and LL Convention standards. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, our operations are also subject to environmental standards and requirements contained in the ISM Code promulgated by the IMO also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that we and our technical manager will develop for compliance with the ISM Code.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We will obtain documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. As required, we renew these documents of compliance and safety management certificates annually.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and dollars was

0.632372 SDR per dollar on February 15, 2008. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on February 15, 2008. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings. Our vessels will be flagged in the Marshall Islands. Marshall Islands-flagged vessels have historically received a good assessment in the shipping industry.

Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in United States and European Union ports, respectively.

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

- natural resources damage and the costs of assessment thereof,
- real and personal property damage,
- net loss of taxes, royalties, rents, fees and other lost revenues,
- lost profits or impairment of earning capacity due to property or natural resources damage, and
- net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Under amendments to OPA that became effective on July 11, 2006, the liability of responsible parties is limited to the greater of $950 per gross ton or $0.8 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Current United States Coast Guard regulations require evidence of financial responsibility in the amount of $900 per gross ton for non-tank vessels, which includes the OPA limitation on liability of $600 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, liability limit of $300 per gross ton. We expect the United States Coast Guard to increase the amounts of financial responsibility to reflect the July 2006 increases in liability. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or are required to waive insurance policy defenses.

The United States Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a certificate of responsibility from third-party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The United States Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

Currently, under U.S. Environmental Protection Agency, or EPA, regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to their normal operation. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in *Northwest Environmental Advocate v. EPA*, 2005 U.S. Dist. LEXIS 5373, that EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the blanket exemption in EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008 and directing EPA to develop a system for regulating all discharges from vessels by that date. Under the court's ruling, owners and operators of vessels visiting U.S. ports would be required to comply with any CWA-permitting program to be developed by EPA or face penalties. Although EPA has appealed the decision to the Ninth Circuit Court of Appeals, we cannot predict the outcome of the litigation. If the District Court's order is ultimately upheld, we will incur certain costs to obtain CWA permits for our vessels and meet any treatment requirements, although we do not expect that these costs would be material.

Additional Environmental Requirements

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. A number of bills relating to regulation of ballast water management have been recently introduced in the U.S. Congress but it is difficult to predict which, if any, will be enacted into law.

At the international level, the IMO adopted the BWM Convention in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. As of May 31, 2007, the BWM Convention has been adopted by ten states, representing 3.42% of world tonnage.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

- on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status,

- on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore,

- the development of vessel security plans,

- ship identification number to be permanently marked on a vessel's hull,

- a continuous synopsis record kept onboard showing a vessel's history, including name of the ship and the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address, and

- compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-United States vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every seagoing vessel must be ''classed'' by a classification society. The classification society certifies that the vessel is ''in class,'' signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

- *Annual Surveys*: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

- *Intermediate Surveys*: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

- *Class Renewal Surveys*: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Upon a shipowner's request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ''recommendation'' which must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping). All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

The operation of any drybulk vessel includes risks such as mechanical failure, hull damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

We maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover for our fleet in amounts that we believe to be prudent to cover normal risks in our operations. However, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that the insurance coverage that we will obtain is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles of $100,000 - $ 150,000 per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage is subject to and in accordance with the rules of the P&I association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Our coverage is limited to approximately $4.25 billion, except for pollution which is limited to $1 billion and passenger and crew which is limited to $3 billion.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.25 billion. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of our doing business.

C. Organizational structure

As of December 31, 2007, the Company is the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under item 18.

D. Property, plant and equipment

We do not own any real property. We lease office space in Athens, Greece from our Chief Executive Officer. Our interests in the vessels in our fleet are our only material properties. See "Our Fleet" in this section.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and accompanying notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this report.

Factors Affecting Our Results of Operations

We charter our drybulk carriers to customers primarily pursuant to short-term time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. Although the vessels in our fleet are primarily employed on short-term time charters ranging from two to twelve months, we may employ additional vessels on longer-term time charters in the future. Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters all voyage costs are paid by the Company's customers.

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

- Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

- Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

- Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

- Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

- TCE rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for the periods indicated.

(Dollars in thousands, except Average Daily Results)	**Year Ended October 31,**	**Two Months Ended December 31,**	**Year Ended December 31,**		
	2004	**2004**	**2005**	**2006**	**2007**
Average number of vessels	5.9	6	21.6	29.76	33.67
Total voyage days for fleet	2,066	366	7,710	10,606	12,130
Total calendar days for fleet	2,166	366	7,866	10,859	12,288
Fleet Utilization	95.40%	100.00%	98.00%	97.70%	98.71%
Time charter equivalent	28,062	39,516	28,446	21,918	45,417

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals; the amount of time that we spend positioning our vessels; the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work; the age, condition and specifications of our vessels; levels of supply and demand in the drybulk transportation market, and other factors affecting spot market charter rates for drybulk carriers.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the short-term, or spot, charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

We placed seven of our vessels in a pool during 2007, of which three remained in the pool at December 31, 2007. We are paid a percentage of revenues generated by the pool calculated in accordance with a "pool point formula," which is determined by points awarded to each vessel based on the vessel's age, dwt, speed, fuel consumption and certain other factors. For example, a younger vessel with higher carrying capacity and greater fuel efficiency would earn higher pool points than an older vessel with lower carrying capacity and lesser fuel efficiency. Revenues are paid every 15 days in arrears based on the points earned by each vessel.

We believe that by placing our vessels in a pool of similar vessels, we benefit from certain economies of scale available to the pool relating to negotiations with major charterers and flexibility in positioning vessels to obtain maximum utilization.

Revenue from these pooling arrangements is accounted for on the accrual basis and is recognized when the collectability has been reasonably assured. Revenue from the pooling arrangements for the years ended December 31, 2005, 2006 and 2007 accounted for 25%, 25% and 12%, respectively, of our voyage revenues.

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or "Daily TCE." Daily TCE revenues are voyage revenues minus voyage expenses (including net gain or loss on sale of bunkers) divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the Daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

Voyage Expenses and Voyage Expenses-related party

Voyage expenses and voyage expenses-related party primarily consist of commissions.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 months. Regulations and/or incidents may change the estimated dates of next drydockings.

Management Fees-Related Party

The management fee we pay to the Manager is Euro 530 per day, per vessel. In addition, we pay the Manager a fee of $100 per day, per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Additionally, the Manager charges us a fee of $550 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent. Until September 30, 2006, under the management agreement with Cardiff, Drybulk S.A. was acting as the chartering broker and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds of, or purchase prices paid for, vessels. Since October 1, 2006 the Manager has acted as the Company's chartering broker and sales and purchase broker. Management fees for the periods before year ended December 31, 2007 were based at a daily fixed fee of $650 per vessel which was based on the Dollar/Euro exchange rate of $1.30 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter.

In addition, we have agreed in a separate contract of ongoing services with the Manager to pay to the Manager a quarterly fee of $250,000 for services rendered by the Manager in relation to the financial reporting requirements of the Company under the Securities Exchange Act of 1934, and the establishment and monitoring of internal controls over financial reporting. During the years ended December 31, 2006 and 2007, the Company incurred costs of $750,000 and $1,369,000, respectively, to reimburse the Manager for additional services not covered by the contract for ongoing services that related to the Manager's services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

General and Administrative Expenses and General Administrative Expenses-Related Party

Our general and administrative expenses mainly include executive compensation and the fees paid to Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Marshall Islands. Fabiana provides the services of the individuals who serve in the positions of Chief Executive Officer and Chief Financial Officer. Fabiana is beneficially owned by our Chief Executive Officer.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries. We used a portion of the proceeds of our initial public offering in February 2005 to repay all of our then-outstanding debt. We have incurred financing costs and we also expect to incur interest expenses under our credit facilities in connection with debt incurred to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time with the net proceeds of future equity issuances.

Inflation

Inflation has not had a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Lack of Historical Operating Data for Vessels before Their Acquisition

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement (called a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel to the extent the vessel's capitalized cost would not exceed its fair value without a time charter. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record an asset, based on the difference between the market charter rate for an equivalent vessel and the contracted charter rate. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized to revenue over the remaining period of the charter.

During 2006, from April to October, we took delivery of seven secondhand vessels, the Lanzarote, Delray,

Estepona, Ligari, Formentera, Maganari and Hille Oldendorff, with charter party arrangements attached, which we agreed to assume through arrangements with the respective charterers. Upon delivery of the vessels we evaluated the charter contract assumed and recognized (a) an asset of $5.5 million for two of the vessels, with a corresponding decrease in the vessels' purchase price and (b) a liability of $11.5 million for the other five vessels, with a corresponding increase in the vessels ' purchase price. The fair value of the assumed charters was determined based on reference to current market rates for similar contracts considering the remaining time charter period. Of the above mentioned vessels, all were acquired from third parties.

During 2007, the Company acquired three drybulk carrier vessels for $193.1 million which were under existing bareboat time charter contracts that the Company agreed to assume through arrangements with the respective charterers. The Company, upon delivery of the above vessels, evaluated the charter contracts and assumed and recognized a liability of $38.7 million representing the fair value of below market acquired time charters, which is an equivalent of a present value of the excess of market rates equivalent time charters prevailing at the time the foregoing vessels were delivered over existing rates of time charters assumed.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

- obtain the charterer's consent to us as the new owner;
- obtain the charterer's consent to a new technical manager;
- in some cases, obtain the charterer's consent to a new flag for the vessel;
- arrange for a new crew for the vessel and, where the vessel is on charter, in some cases, the crew must be approved by the charterer;
- replace all hired equipment on board, such as gas cylinders and communication equipment;
- negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
- register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
- implement a new planned maintenance program for the vessel; and
- ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

- employment and operation of our drybulk vessels, and
- management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk vessels.

The employment and operation of our vessels require the following main components:

- vessel maintenance and repair,
- crew selection and training,

- vessel spares and stores supply,
- contingency response planning,
- onboard safety procedures auditing,
- accounting,
- vessel insurance arrangement,
- vessel chartering,
- vessel security training and security response plans (ISPS),
- obtain ISM certification and audit for each vessel within the six months of taking over a vessel,
- vessel hire management,
- vessel surveying, and
- vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

- management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts,
- management of our accounting system and records and financial reporting,
- administration of the legal and regulatory requirements affecting our business and assets, and
- management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

- rates and periods of charterhire,
- levels of vessel operating expenses,
- depreciation and amortization expenses,
- financing costs, and
- fluctuations in foreign exchange rates.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the Company's significant accounting policies, see Note 2 to the Company's consolidated financial statements.

Impairment of long-lived assets: We evaluate the carrying amounts of vessels to determine if events have occurred which would require modification to their carrying values. In evaluating carrying values of vessels, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized drydocking costs, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. We estimate fair market value primarily through the use of third-party valuations performed on an individual vessel basis. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time. To date, no impairment loss indicators have arisen.

Depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years, with the exception of vessel Tonga, from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipowners. The useful life of Tonga is estimated to 26 years, which coincides with the validity of the class certificate. Depreciation is based on cost less the estimated residual scrap value. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

Deferred drydock costs: Our vessels are required to be drydocked approximately every 30 months for major repairs and maintenance that cannot be performed while the vessel is operating. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight-line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and the cost of hiring a third party to oversee a drydock. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists, price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel.

Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Deferred revenue for 2006 also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreements were consummated, which in 2007 is shown separately.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when the collectability has been reasonably assured, an agreement with the pool exists, price is fixed and service is provided. The allocation of such net revenue may be subject to future adjustments by the pool. However, historically, such changes have not been material.

Voyage related and vessel operating costs are expensed as incurred. Under time charter, specified voyage costs such as fuel and port charges are paid by the charterer, and other non-specified voyage expenses such as commission are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company. Under bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Fair value of acquired time charter: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as "Fair value of above market acquired time charter" ("Prepaid charter revenue" in 2006). When the opposite situation occurs, the difference is recorded as "Fair value of below market acquired time charter" ("Deferred revenue" in 2006). Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

Recent Accounting Pronouncements:

(i) In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2008. The adoption of the standard is not expected to have a material effect on the Company's financial position or results of operations, and cash flows.

(ii) In September 2006, the FASB issued Staff Position (FSP) AUG AIR-1, "Accounting for Planned Major Maintenance Activities." FSP AUG AIR-1 addresses the accounting for planned major maintenance activities. Specifically, the FSP prohibits the practice of the accrue-in-advance method of accounting for planned major maintenance activities. FSP AUG AIR-1 was effective for fiscal years beginning after December 15, 2006. Because the Group does not use the accrue-in-advance method, the adoption of FSP AUG AIR-1 had no material impact on its results of operations, cash flows and financial position.

(iii) In February 2007, the FASB issued SFAS No. 159 ("SFAS 159") "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, "Fair Value Measurements." This statement will not be effective for the Company for the fiscal year beginning on January 1, 2008. The Company has not opted to fair value any of its financial instruments.

(iv) In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, and will be adopted by us in the first quarter of fiscal 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141(R) on the Company's consolidated results of operations, cash flows and financial condition.

(v) In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 ("SFAS No. 160")." SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by us in the first quarter of fiscal 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on the Company's consolidated results of operations, cash flows and financial condition.

(vi) In March 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Acitivities" ("SFAS No. 161"). The new standard is intended to improve financial reporting about derivative instruments and heding activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on the Company's consolidated results of operations, cash flows and financial condition.

RESULTS OF OPERATIONS

Year ended December 31, 2007 compared to the year ended December 31, 2006

VOYAGE REVENUES

Voyage revenues increased by $334.2 million, or 134.5%, to $582.6 million for 2007, compared to $248.4 million for 2006. The increase is attributable to the substantial increase in charterhire rates for the year ended December 31, 2007 as compared to December 31, 2006, and the increase in the average number of vessels operated from 29.76 during the year ended December 31, 2006 to 33.67 during the year ended December 31, 2007. In 2007 we had total voyage days of 12,130 compared to 10,606 in 2006. The increase in our voyage revenues discussed above was also due to the increase of the average fleet time charter equivalent rate from $21,918 in 2006 to $45,417 in 2007.

VOYAGE EXPENSES

Voyage expenses (including gains from sale of bunkers) increased by $15.6 million, or 97.5%, to $31.6 million for 2007, compared to $16.0 million for 2006. This increase is attributable to the increase in our voyage revenues discussed above, which results in a substantial increase in commissions payable.

VESSEL OPERATING EXPENSES

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, and maintenance and repairs, increased by $13.5 million, or 28.2%, to $61.4 million for 2007 compared to $47.9 million for 2006. This increase is primary attributable to an increase in the number of calendar days. In 2007, we had 12,288 calendar days compared to 10,859 in 2006. The increase in calendar days during 2007 resulted from the enlargement of our fleet from an average of 29.76 vessels for the year ended December 31, 2006 to 33.67 vessels for the year ended

December 31, 2007. Daily vessel operating expenses per vessel increased by $588, or 13.3%, to $4,998 for 2007 compared to $4,410 for 2006. This increase was mainly attributable to increased stores, spares and repairs.

GAIN ON SALE OF VESSELS

Gain on sale of vessels increased to $135.0 million for the year ended December 31, 2007, compared to $8.6 million for the year ended December 31, 2006. The increase is attributable to the disposal of twelve vessels during the year ended December 31, 2007 as compared to one vessel during the year ended December 31, 2006.

DEPRECIATION AND AMORTIZATION

	Year Ended December 31,	
(In thousands of Dollars)	**2006**	**2007**
Vessels' depreciation expense	$ 58,011	$ 76,511
Amortization of drydocking costs	3,594	2,793
Total	$ 61,605	$ 79,304

Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydocking, increased by $17.7 million, or 28.7%, to $79.3 million for 2007 compared to $61.6 million for 2006. This increase is primary attributable to an increase in the number of calendar days we achieved due to the enlargement of our fleet as described above. The amount of amortization of drydocking costs was slightly decreased due to a decreased number of vessels that underwent drydock in 2007 (four vessels in 2007 compared to seven in 2006).

MANAGEMENT FEES

The fees paid to Cardiff for the management of our vessels increased by $3.0 million, or 45.5%, to $9.6 million in 2007 from $6.6 million in 2006 as a direct result of the increase in the number of fleet calendar days from 10,859 in the year ended December 31, 2006 to 12,288 in the year ended December 31, 2007 due to the growth of the fleet.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased by $1.6 million, or 27.1%, to $7.5 million for 2007 compared to $5.9 million for 2006. This increase is due mainly to the increase in audit fees and fees related to compliance with the requirements of the Sarbanes-Oxley Act of 2002, Section 404.

INTEREST AND FINANCE COSTS

Interest and finance costs increased by $8.8 million, or 20.8%, to $51.2 million for 2007 compared to $42.4 million for 2006. This increase resulted primarily from the increase in interest expense due to the increased amount of average indebtedness outstanding and the increased interest rates during the year ended December 31, 2007 compared to the year ended December 31, 2006.

INTEREST INCOME

Interest income was $5.1 million during 2007 compared to $1.7 million during 2006. This increase is attributable to the increased liquidity of the Company and interest rates in 2007. Cash and cash equivalents increased from $2.5 million for the year ended December 31, 2006 to $111.1 million for the year ended December 31, 2007.

OTHER NET

A loss of $7.0 million was realized during 2007 compared to a gain of $0.9 million during 2006. The loss in 2007 reflects losses on the valuation of interest rate swaps amounting to $4 million and the commission of $4 million payable to Cardiff Marine in connection with the acquisition of 30.4% of the issued and outstanding shares of Ocean Rig ASA.

NET INCOME

Net income was $474.6 million for 2007 compared to net income of $56.7 million for 2006. This increase is mainly attributable to the increase in our voyage revenues due to the increase of the average fleet time charter equivalent rate from $21,918 in 2006 to $45,417 in 2007. This increase in our voyage revenues was partly offset by the increase in our voyage and operating expenses by $29.1 million over 2006.

Year ended December 31, 2006 compared to the year ended December 31, 2005

VOYAGE REVENUES

Voyage revenues increased by $19.5 million, or 8.5%, to $248.4 million for 2006, compared to $228.9 million for 2005. This increase is primary attributable to an increase in the number of voyage days we achieved. The increase in voyage days during 2006 resulted from the enlargement of our fleet following our acquisition of eight vessels during the period from April to December 2006 and the full operation of the 21 vessels we acquired during 2005 following the completion of our initial public offering in February 2005. In 2006 we had total voyage days of 10,606 compared to 7,710 in 2005. The increase in our voyage revenues discussed above was partially offset by the decrease of the average fleet time charter equivalent rate from $28,446 in 2005 to $21,918 in 2006.

VOYAGE EXPENSES

Voyage expenses (including gains from sale of bunkers) increased by $6.4 million, or 66.7%, to $16.0 million for 2006, compared to $9.6 million for 2005. This increase is attributable to the increase in our voyage revenues discussed above and to the hire we paid for the charter-in of the vessel Darya Tara in 2006 of $6.0 million compared to $0.2 million in 2005 as the charter-in agreement was concluded in November 2005.

VESSEL OPERATING EXPENSES

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, and maintenance and repairs, increased by $11.2 million, or 30.5%, to $47.9 million for 2006 compared to $36.7 million for 2005. This increase is primary attributable to an increase in the number of calendar days we achieved. The increase in calendar days during 2006 resulted from the enlargement of our fleet as described above. In 2006 we had total calendar days of 10,859 compared to 7,866 in 2005. Daily vessel operating expenses per vessel decreased by $258, or 5.5%, to $4,410 for 2006 compared to $4,668 for 2005. This decrease was mainly attributable to decreased stores, spares and repairs.

DEPRECIATION AND AMORTIZATION

	Year Ended December 31,	
(In thousands of Dollars)	**2005**	**2006**
Vessels' depreciation expense	$ 40,231	$ 58,011
Amortization of drydocking costs	2,379	3,594
Total	$ 42,610	$ 61,605

Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydocking, increased by $19.0 million, or 44.6%, to $61.6 million for 2006 compared to $42.6 million for 2005. This increase is primarily attributable to an increase in the number of calendar days we achieved due to the enlargement of our fleet as described above and the increase in the number of vessels that underwent drydock in 2006 (seven vessels in 2006 compared to six in 2005).

MANAGEMENT FEES

The fees paid to Cardiff for the management of our vessels increased by $1.6 million, or 32%, to $6.6 million in 2006 from $5.0 million in 2005. This increase is due to the increase in number of vessels from an average of 21.60 in 2005 to 29.76 in 2006 and a corresponding increase in number of calendar days from 7,866 in 2005 to 10,859 days in 2006.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased by $1.7 million to $5.9 million for 2006 compared to $4.2 million for 2005. This increase is due mainly to increases in legal and audit fees of $0.5 million and $0.4 million, respectively, as well as the increase in foreign exchange differences of $0.4 million.

INTEREST AND FINANCE COSTS

Interest and finance costs increased by $21.7 million, or 104.8%, to $42.4 million for 2006 compared to $20.7 million for 2005. This increase is primarily the result of (i) the increase in the average debt principal outstanding during 2006, as in 2005 our debt was gradually increased in line with the timing of the delivery of the 21 vessels we acquired following the completion of our initial public offering in February 2005; (ii) the new debt we obtained in 2006 to finance acquisition cost of 8 additional vessels; (iii) the write -off of deferred financing fees of $3.1 million due to the extinguishment of existing debt; and (iv) the increase in weighted average interest rate of 6.85% in 2006 compared to 4.60% in 2005.

INTEREST INCOME

Interest income was $1.7 million during 2006 compared to $0.7 million during 2005. This increase is attributable to the increased liquidity of the Company and the increase in interest rates in 2006.

OTHER NET

We recognized a gain of $0.9 million during 2006 compared to a gain of $0.1 million during 2005. These gains mainly reflect gains on financial instruments' valuations.

NET INCOME

Net income was $56.7 million for 2006 compared to net income of $111.0 million for 2005. This decrease is mainly attributable to the loss incurred in 2006 on the forward freight agreements of $22.5 million, the increase in vessel operating expenses and depreciation and amortization by $30.2 million over 2005 and the increase of interest and finance costs by $21.3 million over 2005. This decrease was partly offset by the increase in our voyage revenues by $19.5 million over 2005.

B. Liquidity and Capital Resources

Historically our principal source of funds has been equity provided by our shareholders, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flow, long-term borrowing, and future equity financing to implement our growth plan.

We believe that our current cash balance, as well as operating cash flow, will be sufficient to meet our liquidity needs for the next two to three years, assuming the charter market does not deteriorate to the low-rate environment that prevailed subsequent to the Asian financial crisis in 1999. If we do acquire additional vessels, we will rely on new debt, proceeds from future offerings and revenue from operations to meet our liquidity needs going forward.

Our practice has been to acquire drybulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk carriers. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

On March 31, 2006, the Company borrowed an amount of up to $628.8 million (the "March 2006 Financing"), which included (i) a term loan of up to $557.5 million, in order to refinance the then outstanding balance of the Company's prior indebtedness ($528.3 million as at December 31, 2005), to provide the Company with working capital and to finance the acquisition cost of the secondhand vessel Hille Oldendorff and (ii) a short-term credit facility of up to $71.3 million, in order to partially finance the acquisition cost of additional vessels acceptable to the lenders. The credit facility was available for 364 days after the signing of the agreement and each amount drawn down would be included in the term loan. The credit facility has been used to partially finance the acquisition cost of the secondhand vessels Maganari, Ligari and Lanzarote and was included in the term loan.

On September 7, 2006 (the "September 2006 Financing"), the Company borrowed an amount of up to $61.5 million in order to partly finance the acquisition cost of vessels Delray, Estepona and Formentera. The full amount of $61.5 million was drawn down in September and October 2006 and was fully repaid in November 2006.

On November 28, 2006, the Company entered into a supplemental agreement to the March 2006 Financing, increasing the aggregate amount of the loan by $82.3 million (the term loan by up to $11.6 million and the short-term credit facility by up to $70.8 million) to $711.1 million. The amount of $82.3 million was used to repay the September 2006 Financing, to partially finance the acquisition cost of vessel Redondo ($11.6 million) and to provide the Company with working capital ($9.3 million).

On February 13, 2007, the Company borrowed an amount of $43.4 million in order to partly finance the acquisition cost of vessel Samsara (ex Cape Venture). The loan bore interest at LIBOR plus a margin and was repaid in one installment on May 29, 2007.

On April 5, 2007, we concluded a short-term bridge loan of $33.0 million with a related party to partly finance the acquisition cost of the vessel Primera. The facility was fully repaid on April 23, 2007.

On April 19, 2007, the Company entered into a bridge facility of $181 million with HSH Nordbank in connection with the acquisition of the vessels Marbella, Bargara, Brisbane, Capitola, Primera and Menorca.

On May 23, 2007, we obtained a short-term credit facility of $30.0 million from Elios Investments Inc. to partly finance the acquisition of the vessels Menorca, Bargara, Capitola, Primera, Marbella, Ecola, Majorca and Brisbane, in addition to the amendment of the credit facility discussed below, repayable by August 2007.

On May 23, 2007, we amended our credit facility with HSH Nordbank concluded in March 2006 and amended in November 2006 to increase the amount available under the loan by up to $181.0 million and to include a re-borrowing option for mandatory repayment due to sale of vessels of up to $200.0 million in order to partly finance the acquisition cost of the secondhand vessels Samsara, Bargara, Marbella, Primera, Brisbane, Menorca, Capitola and Ecola, and any additional vessels. The loan bears interest at LIBOR plus a margin and is repayable in 37 quarterly variable installments from May 2007 through May 2016 and a balloon installment of $157.5 million payable together with the last installment.

On August 30, 2007, the Company concluded a bridge facility of up to $30.1 million with HSH Nordbank. The loan bears interest at LIBOR plus 1.5% and was repaid in one installment during the first quarter of 2008.

On October 2, 2007, the Company concluded a loan agreement of up to $35 million with Deutsche Schiffsbank in order to partly finance the acquisition cost of the secondhand vessel MV Clipper Gemini. The loan bears interest at LIBOR plus 0.9% and will be repaid in 36 quarterly installments starting in the first quarter of 2008.

On October 5, 2007, the Company concluded a loan agreement of up to $90 million with Piraeus Bank in order to partly finance the acquisition cost of the secondhand vessels MV Samatan and MV VOC Galaxy. The loan bears interest at LIBOR plus between 0.95% and 1.05% depending on corporate leverage and will be repaid in 32 quarterly installments starting in the first quarter of 2008.

On November 16, 2007, the Company concluded a loan agreement of up to $47 million in order to partly finance the acquisition cost of the secondhand vessel Oregon (ex Athina Zafirakis). The loan bears interest at LIBOR plus a margin and will be repaid in 32 quarterly installments through December 2015.

On December 4, 2007, the Company concluded a loan agreement of up to $101.2 million (the "December 4, 2007 Financing") in order to partly finance the acquisition cost of the secondhand vessels Saldahna (ex Shino Brilliance) and Nord Mercury. The loan bears interest at LIBOR plus a margin and will be repaid in twenty-eight quarterly installments through January 2015.

On December 17, 2007, our subsidiary, Primelead Limited, concluded a loan agreement of up to $260 million in order to partly finance the acquisition cost of 51,778,647 shares in the common stock of Ocean Rig ASA. The loan bears interest at LIBOR plus a margin and will be repaid in eight quarterly installments through December 2009.

As of December 31, 2006 and 2007, the Company's unutilized line of credit totalled to $4.2 million with HSH Nordbank, and $48.7 million with respect to the December 4, 2007 Financing, and the Company is required to pay a quarterly commitment fee of 0.40% per annum of the unutilized portion of the term loan and 0.25% of the unutilized portion of the credit facility, with respect to the HSH Nordbank credit facility, and a quarterly commitment fee of 0.40%, with respect to the December 4, 2007 Financing. Furthermore, the Company is required to pay a draw-down fee of 0.075% on each amount drawn down under the HSH Nordbank credit facility.

As of March 27, 2008 the Company had a total of $718.35 million in debt outstanding under its main credit facility with HSH Nordbank.

The above loans are secured by a first priority mortgage over the vessels, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company's business, an established place of business in the United States or the United Kingdom, and the payment of dividends from certain subsidiaries to the parent company. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity. In addition, the Company must maintain minimum cash deposits, as defined in the loan agreements, which at December 31, 2006 and 2007, amounted to $20,000 and $20,000, respectively and are classified as "Restricted cash", under other non-current assets in the accompanying consolidated balance sheets. Furthermore, the Company will be permitted to pay dividends under the loans so long as such amount of dividends does not exceed 50% of the Company's net income as evidenced by its relevant annual financial statements. The loan obtained by Primelead has a restriction that no dividends can be declared by this subsidiary.

The Company's weighted average interest rate (including the margin) for the years ended December 31, 2005, 2006 and 2007, was 5.42%, 6.59% and 6.48%, respectively, as at year-end.

Derivatives

Interest rate cap and floor agreements: As of December 31, 2006 and 2007, the Company had outstanding six and eight, respectively, interest rate cap and floor agreements in order to hedge its exposure to interest rate fluctuations with respect to its borrowings. Such agreements did not qualify for hedge accounting; therefore changes in their fair value are reflected in earnings. The terms of the agreements outstanding as of December 31, 2007 are as follows:

(1) From May 2005, for a period of nine years through February 2014, for a notional amount of $154.2 million. Under the cap and floor provisions of the agreement the Company pays interest at 5.59% if three-month LIBOR is between 5.59% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.59%;

(2) From May 2005, for a period of ten years through May 2015, for a notional amount of $120.6 million. Under the cap provisions of the agreement the Company pays interest at 5.8% if three-month LIBOR is between 5.8% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.8%;

(3) From June 2005, for a period of eight years through March 2013, for a notional amount of $22.0 million. Under the cap provisions of the agreement the Company pays interest at 5.66% if three-month LIBOR is between 5.66% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.66%;

(4) From June 2005, for a period of six years through March 2011, for a notional amount of $194.3 million. Under the cap provisions of the agreement the Company pays interest at 5.85% if three-month LIBOR is between 5.85% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.85%;

(5) From July 2005, for a period of ten years through April 2015, for a notional amount of $42.4 million.

Under the cap provisions of the agreement the Company pays interest at 5.66% if three-month LIBOR is between 5.66% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.66%;

(6) From July 2005, for a period of seven years through April 2012, for a notional amount of $22.3 million. Under the cap provisions of the agreement the Company pays interest at 5.64% if three-month LIBOR is between 5.64% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.64%;

Under the floor provisions of all the above agreements, the Company pays 3.0% if three-month LIBOR is equal or less than 3.0%.

(7) From August 2007, for a period of four years through November 2011, for a notional amount of $60 million. Under the cap provisions of the agreement the Company pays interest at 5.34% if three-month LIBOR is between 5.34% and 7.0% and at three-month LIBOR if LIBOR exceeds 7.0%. Under the floor provisions of the agreement the Company pays interest at 2.75% if three-month LIBOR is equal or less than 1.75%; and

(8) From August 2007, for a period of four years through November 2011, for a notional amount of $75 million. Under the cap provisions of the agreement the Company pays interest at 5.25% if three-month LIBOR is between 5.25% and 7.0% and at three-month LIBOR if LIBOR exceeds 7.0%. Under the floor provisions of the agreement the Company pays interest at 2.75% if three-month LIBOR is equal or less than 1.75%.

Foreign exchange transactions: In January 2006, the Company engaged in a total of 12 foreign currency call options, maturing in monthly intervals from February 2006 to January 2007, under one foreign exchange transaction involving the USD against the Euro. As of December 31, 2006, the Company had one open foreign currency call option which matured in January 2007. The strike rate under this option is 1.21 USD per Euro, for an amount of Euro 200,000.

In January 2006, the Company engaged in a total of 12 forward foreign exchange contracts, maturing in monthly intervals from February 2006 to January 2007. As of December 31, 2006 the Company had one open forward foreign exchange contract which matured in January 2007. The forward rate was 1.2320 USD per Euro for an amount of Euro 200,000.

Forward freight agreements: During the year ended December 31, 2006, the Company entered into seventeen forward freight agreements ("FFAs") with the objective to utilize them as economic hedging instruments in order to reduce its exposure to market price fluctuations with respect to its fleet. Such agreements did not qualify for hedge accounting; therefore changes in their fair value were reflected in earnings. As of December 31, 2007, no FFAs remain open.

Cash Flows

Year ended December 31, 2007 compared to the year ended December 31, 2006:

Our cash and cash equivalents increased to $111.1 million as of December 31, 2007, compared to $2.5 million as of December 31, 2006. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $86.3 million as of December 31, 2007 compared to $103.5 million as of December 31, 2006. This decrease is mainly due to the increase in the cash and cash equivalents as already discussed. We consider our liquidity sufficient for our operations. We expect to finance all our working capital requirements from cash generated from operations and proceeds from our common stock offering program.

NET CASH FROM OPERATING ACTIVITIES was $407.9 million during 2007 compared to $99.1 million for 2006. This change is primarily attributable to an increase in net income of $474.6 million for 2007, as compared to $56.7 million for 2006, which is primarily attributable to an increase in the number of voyage days we achieved and an increase of the average fleet time charter equivalent rate from $21,918 in 2006 to $45,417 in 2007. This increase in voyage revenues was partly offset by an increase in voyage and operating expenses, in depreciation and amortization expenses and in interest and finance costs by $59.9 million over 2006. Gain on sale of vessels increased from $8.6 million for the year ended December 31, 2006 as compared to $135.0 million for the year ended December 31, 2007.

NET CASH USED IN INVESTING ACTIVITIES was $955.7 million during 2007. This reflects the amount of $406.0

million invested in Ocean Rig ASA for the acquisition of 30.4% or 51,778,647 of the issued share capital, the acquisition cost of the fifteen vessels delivered during the period from February to December 2007 amounting to $799.5 less an amount of $102.6 million representing advances for vessels' acquisitions made during 2007, and the amount of $38.7 that represents the attached charter parties debited to vessel cost. Furthermore, an amount of $351.8 million represents the proceeds from the sale of eleven vessels during 2007. In 2006, the balance of $287.5 million reflects the acquisition cost of the eight vessels delivered during the period from April to December 2006, the advances paid for three vessels of which two were delivered in February and April 2007, respectively, and the remaining is expected to be delivered during the fourth quarter of 2007, the advances to the shipyard for the two newbuildings we expect to take delivery in 2009 and 2010, and the proceeds from the sale of the vessel Flecha.

NET CASH FROM FINANCING ACTIVITIES

In 2007, the balance of $656.4 million consisted of the following:

- Net proceeds of $559.0 million from borrowing under long-term debt, consisting of $787.3 of proceeds and $228.3 million of payments, in connection with the acquisition of the fifteen vessels delivered to us between February and December 2007 and the loan obtained to finance the investment in Ocean Rig ASA.

- Net proceeds of $5.1 million from borrowing under short-term credit facilities consisting of $73.5 million of proceeds in connection with two short-term loans and $68.4 million of payments, in connection with the payment of one of the two short-term loans previously mentioned and the payment of another short-term credit facility obtained during 2006.

- Net proceeds from the issuance of 1,191,000 shares of our common stock of $127.1 million.

- Dividends and financing costs paid of $28.4 million and $6.3 million, respectively.

In 2006 the balance of $185.8 million consisted of the following:

- Net proceeds of $133.3 million from borrowing under long-term debt, consisting of $706.9 million of proceeds and $573.6 million of payments, in connection with the acquisition of the eight vessels delivered to us between April and December 2006 and the refinancing of our debt outstanding as of December 31, 2005, in connection with the acquisition of the 21 vessels delivered to us from February through August 2005.

- Net proceeds of $25.0 million from borrowing under short-term credit facilities consisting of $95.3 million of proceeds and $70.3 million of payments, in connection with the acquisition of the vessels Delray, Estepona, Formentera, Maganari and Redondo.

- Net proceeds from the issuance of 4,650,000 shares of our common stock of $56.5 million.

- Dividends and financing costs paid of $22.2 million and $3.7 million, respectively.

C. Research and Development, Patents and Licenses

Not Applicable

D. Trend Information

Not Applicable

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2007:

Obligations (In thousands of Dollars)	Total	1 year	2-3 years	4-5 years	More than 5 years
Long-term debt (1)	1,250,681	197,574	379,587	173,054	500,466
Interest and borrowing fees (2)	293,236	67,230	96,337	65,921	63,748
Shipbuilding contracts (3)	53,200	6,650	46,550		-
Newbuilding purchases (4)	500,650	132,750	367,900		
Chartering agreements (5)	6,851	6,040	811	-	-
Office space rent (6)	45	12	24	9	-
Total	2,104,663	410,256	891,209	238,984	564,214

(1) As further discussed in Note 10 to our audited consolidated financial statements, the outstanding balance of our long-term debt at December 31, 2007, was $1,220.6 million (gross of unamortized deferred financing fees of $6.9 million), which were used to partially finance the expansion of our fleet following the completion of our initial public offering in February 2005. The loans bear interest at LIBOR plus a margin. The amounts in the table above do not include any projected interest payments. Also as further discussed under "Recent Developments" in this section, subsequent to December 31, 2007, we concluded agreements for additional debt of approximately $130 million to finance the acquisition of four vessels.

(2) Our long term debt outstanding as of December 31, 2007 bears variable interest at margin over LIBOR. The calculation of variable interest payments is based on the one month LIBOR as of December 31, 2007 plus the applicable margins. The weighted average interest rate is 5.74%.

(3) In September 2006, the Company entered into two shipbuilding contracts with a Chinese shipyard for the construction of two Panamax dry-bulk vessels for a contract price of $33.25 million each. As of December 31, 2007, an amount of $13.3 million was paid to the shipyard representing the first and second installment for the construction cost of the two vessels which are expected to be delivered from the shipyard in the last quarter of 2009 and the first quarter of 2010.

(4) On July 27, 30, 31 and on October 1, 2007 the Company concluded six Memoranda of Agreement for the construction of three 180,000 dwt and one 170,000 dwt Capesize Bulk Carriers, and two 82,000 dwt Kamsarmax Bulk Carriers for a total consideration of $581.0 million. As of December 31, 2007, an amount of $80.35 million was paid to the sellers representing a portion of the total purchase price of the six newbuilding vessels varying from 10% to 20% which are expected to be delivered from the shipyard in the last quarter of 2009 and the first quarter of 2010.

(5) In November 2005 we entered into an agreement with Tara Shipping Limited to charter-in the vessel "Darya Tara" for a minimum period of 36 months and a maximum of 38 months at a daily rate of $16,550. Concurrently with the aforementioned agreement, the Company concluded a charter party agreement with an unrelated party for the charter-out of the vessel Darya Tara over the same period and at a daily rate of $16,750.

(6) We lease office space in Athens, Greece, from Mr. George Economou, our Chairman and CEO.

Dividend Payments

On January 4, April 4, July 3 and September 24, 2007 the Company declared dividends amounting to $28.4 million ($7.1 million ($0.20 per share, paid on January 31, 2007 to the stockholders of record as of January 17, 2007), $7.1 million ($0.20 per share, paid on April 30, 2007 to the stockholders of record as of April 16, 2007), $7.1 million ($0.20 per share, paid on July 31, 2007 to the stockholders of record as of July 16, 2007), $7.1 million ($0.20 per share, paid on October 31, 2007 to the stockholders of record as of October 15, 2007), respectively).

G. Safe Harbor

See section "forward looking statements" at the beginning of this annual report.

Item 6. Directors and Senior Management

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Our board of directors is elected annually on a staggered basis. Each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
George Economou	55	Chairman, President and Chief Executive Officer and interim Chief Financial Officer; Class A Director
Angelos Papoulias	54	Class B Director
George Xiridakis	44	Class B Director
Chryssoula Kandylidis	54	Class C Director
George Demathas	53	Class C Director
Olga Lambrianidou	52	Secretary

Biographical information with respect to each of our directors, executives and key personnel is set forth below:

George Economou has over 25 years of experience in the maritime industry. He has served as Chairman, President and Chief Executive Officer of DryShips Inc since its inception in 2004. He successfully took the Company public in February, 2005 on NASDAQ under the trading symbol: DRYS. Economou has overseen the Company's growth into the largest US listed drybulk company in fleet size and revenue and the second largest Panamax owner in the world. Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981-1986 he held the position of General Manager of Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc., Group of Companies. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee. Economou was born and raised in Athens, Greece. He is a graduate of Athens College, and completed his higher education in the United States at the Massachusetts Institute of Technology in Boston, in 1976. He earned both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering, and a Master of Science in Shipping and Shipyard Management. Effective May 30, 2007, Mr. Economou has been appointed by the DryShips Board as the Interim Chief Financial Officer.

Angelos Papoulias has been our Director since the inception of our Company and as of April 2005, he is also the Chairman of our Audit Committee. Mr. Papoulias has been the Managing Director of Investments and Finance Ltd., a financial consulting firm specializing in financial services to the Greek maritime industry, since 1989. Prior to that Mr. Papoulias was the Director of Finance at Eletson Holdings Inc., a product tanker company, from 1987 to 1988. From 1980 to 1987, Mr. Papoulias was with the Chase Manhattan Bank N.A., in their corporate and shipping finance division. Mr. Papoulias holds a Bachelor of Science degree in Mathematics/Economics from Whitman College in Washington State, and a Master of Science degree in International Management from American Graduate School of International Management in Phoenix, Arizona.

George Demathas was appointed to our Board of Directors of DryShips Inc. on July 18, 2006 to fill the vacancy resulting from the resignation of Mr. Nikolas Tsakos. Mr. Demathas has a Bachelor of Arts degree in Mathematics and Physics (Hamilton College, NY) and a Master of Science degree in Electrical Engineering and Computer Science (Columbia University). As a principal in Marketing Systems Ltd, he supplied turnkey manufacturing equipment to industries in the USSR. From 1991, he was involved in Malden Investment Trust Inc. in association with Lukoil, working in the Russian petrochemical industry. Since 1996 he has invested in natural gas trunk pipelines in Central Asia. He is based in Moscow and travels widely in Europe and the USA.

George Xiradakis has served on our Board of Directors since 2006. Since 1999, George Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry, including financial and state institutions; XRTC is the commercial representative of the French banking group NATIXIS in Greece. He is also the advisor of various shipping companies, as well as international and state organizations. Mr. Xiradakis has served as a President of the Hellenic Real Estate Corporation from June 2004 to October 2006. As of March 2007 he is the President of the National Centre of Port Development in Greece. At present he also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Guildhall University, formerly known as City of London Polytechnic, in London. Mr. Xiradakis holds a Master of Science in Maritime Studies from the University of Wales.

Chryssoula Kandylidis was appointed to our Board of Directors on March 5, 2008, to fill the vacancy resulting from the resignation of Mr. Aristidis Ioannidis. Mrs. Chryssoula Kandylidis is the sister of Mr. George Economou and is the beneficial owner of all the issued and outstanding capital stock of Prestige Finance S.A., a Liberian corporation which owns 30% of the outstanding capital stock of Cardiff. Mrs. Kandylidis has served as an Advisor to the Minister of Transport and Communications in Greece for matters concerning People with Special Abilities for the past three years on a voluntary basis. Mrs. Kandylidis graduated from Pierce College in Athens and from the Institut Francais d' Athenes. She is also a Graduate of the University of Geneva holding a degree in Economics.

Olga Lambrianidou serves as our Corporate Secretary since February 28, 2007. Prior to joining us, Ms. Lambrianidou had 6 years of shipping experience with OSG Ship Management (GR) Ltd., formerly known as Stelmar Shipping Ltd., as a Human Resources Manager, Corporate Secretary, and Investor Relations Officer. She has additionally worked in the banking and the insurance fields in United States. Ms. Lambrianidou studied in the United States and has a Bachelor of Business Administration degree in Marketing/English Literature and a Master of Business Administration in Banking Finance from Pace University in NY.

Aristidis Ioannidis was appointed to our Board of Directors on May 29, 2007 until February 25, 2008, to fill the vacancy resulting from the resignation of Mr. Gregory Zikos. Since 1998, Mr. Ioannidis has been the General Manager of Cardiff Marine Inc., the ship management company for DryShips Inc. He has worked in the shipping industry for over thirty years and has held senior executive management positions in both shipyards and shipping companies. Mr. Ioannidis holds a Bachelors of Science degree with honors in Naval Architecture from Newcastle University in Newcastle, U.K., and a Master of Science degree in Naval Architecture & Marine Engineering and Shipyard & Shipbuilding Management from the Massachusetts Institute of Technology in the USA.

B. Compensation of Directors and Senior Management

We paid an aggregate amount of $1.4 million as compensation to our executive directors for the fiscal year ended December 31, 2007. Non-executive directors received annual compensation in the aggregate amount of $85,000 plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

In March 2008, the Board of Directors of the Company approved the terms of an agreement with Fabiana, a related-party entity incorporated in the Marshall Islands. Fabiana is beneficially owned by the Company's Chief Executive Officer. Under the agreement, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officer of the Company. The term of the agreement will be for five years, and end, unless terminated earlier on the basis of any other provisions as may be defined in the agreement, on the day before the fifth anniversary of execution. Pursuant to the agreement, the Company will be obligated to pay (i) annual remuneration to Fabiana in the amount of $2,000,000; (ii) potential bonus compensation for the services provided at the end of each year with any such bonus to be determined by the Compensation Committee; and (iii) a grant to Fabiana of one million (1,000,000) shares of common stock out of the 1,834,055 shares reserved in the Company's 2008 Equity Incentive Plan. Subject shares will vest quarterly in eight equal installments. Our Chief Executive Officer also serves as our interim Chief Financial Officer.

Equity Incentive Plan

We have adopted an equity incentive plan, or the "Plan," which permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock awards with respect to our common stock to officers, key employees (including prospective officers and employees) and directors of, and consultants and service providers to, DryShips and its subsidiaries and affiliates. Under the Plan, a total of 1,834,055 shares of common stock have been reserved for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by our board of directors. Unless terminated earlier by our board of directors, the plan will expire after January 16, 2018, which is the tenth anniversary of the date the Plan was adopted. As of December 31, 2007, no awards had been granted under the Plan.

Stock options and stock appreciation rights may be granted under the Plan with a per share exercise price equal to the per share fair market value of our common stock on the date of grant, unless otherwise determined by the Plan's administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights may be exercisable at times and under conditions as determined by the Plan's administrator, but in no event will they be exercisable later than ten years from the date of grant. Awards of restricted stock, restricted stock units and phantom stock units may be granted under the Plan subject to vesting and forfeiture provisions and other terms and conditions as determined by the Plan's administrator. The Plan's administrator may grant dividend equivalents with respect to grants of restricted stock units and phantom stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the Plan), unless otherwise provided by the Plan's administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

C. Board Practices

The term of our Class A director expires at the annual shareholders meeting in 2008. Our Class A director is Mr. George Economou. The term of our Class B directors expires at the annual shareholders meeting in 2009. Our Class B directors are Messrs. Papoulias and Xiridakis. The term of our Class C directors expires at the annual general shareholders meeting in 2010. Our Class C directors are George Demathas and Chryssoula Kandylidis.

Exemptions from Nasdaq corporate governance rules

As a foreign private issuer, the Company is exempt from many of the corporate governance requirements other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non -compliance with Nasdaq corporate governance practices, the establishment and composition of an audit committee that complies with SEC Rule 10A-3 and a formal audit committee charter. The practices followed by the Company in lieu of Nasdaq's corporate governance rules are described below.

- In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company complies with provisions of the Marshall Islands Business Corporations Act, or BCA, providing that the Board of Directors approves share issuances.

- The Company's Board does not hold regularly scheduled meetings at which only independent directors are present.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

Committees of the Board of Directors

The Board has established an audit committee comprised of three independent directors: Angelos Papoulias, George Demathas and George Xiridakis. The Audit Committee is governed by a written charter, which is approved by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the U.S. Securities and Exchange Commission (the "SEC"), that all members of the Audit Committee fulfill the requirement of being financially literate and that George Xiradakis is the audit committee financial expert as defined under current SEC regulations. The Audit Committee is appointed by the Board and is responsible for, among other matters:

- engaging the Company's external and internal auditors,

- approving in advance all audit and non-audit services provided by the auditors,

- approving all fees paid to the auditors,

- reviewing the qualification and independence of the Company's external auditors,

- reviewing the Company's relationship with external auditors, including considering audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussing with the external auditors such issues as compliance with accounting principles and any proposals which the external auditors have made vis-a-vis the Company's accounting principles and standards and auditing standards,

- overseeing the Company's financial reporting and internal control functions,

- overseeing the Company's whistleblower's process and protection, and

- overseeing general compliance with related regulatory requirements.

In March 2008, the board of directors appointed a compensation committee consisting of two independent directors, Mr. George Xiradakis and Mr. George Demathas, who serves as Chairman. The compensation committee is responsible for determining the compensation of the Company's executive officers. Previously, the full board of directors performed the function of the compensation committee. In March 2008, the board of directors appointed a nominating committee consisting of two independent directors, Mr. George Demathas and Mr. George Xiradakis, who serves as Chairman. The nominating committee is responsible for identifying, evaluating and recommending to the board individuals for membership on the board, as well as considering nominees proposed by shareholders in accordance with the Company's by-laws. Previously, the full board of directors performed the functions of the nominating committee.

D. Employees

As of December 31, 2007, the Company employed two persons: our Chairman, Chief Executive Officer and Interim Chief Financial Officer, Mr. Economou, and our internal auditor, both of whom are located in Athens, Greece. Mr. Zikos, our previous Chief Financial Officer, resigned from his position on May 29, 2007.

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 "Major Shareholders and Related Party Transactions".

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the owners of more than five percent of our common stock as at March 11, 2008. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Common Stock
Common Stock, par value $0.01	Elios Investments Inc. *	10,944,910	26.8%
	George Economou **	12,163,089	29.7%

* Based on a share exchange agreement entered into as of February 14, 2006, Entrepreneurial Spirit Foundation (former owner of 10,780,000 of the issued and outstanding shares of the Company) transferred all of its shares to Elios Investments Inc. ("Elios"), a corporation organized under the laws of the Republic of the Marshall Islands, in exchange for all of the shares of common stock of Elios. Following the transfer and exchange, Entrepreneurial Spirit Foundation owns 100% of the issued and outstanding shares of Elios.

** Mr. Economou may be deemed to beneficially own 10,944,910 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 963,667 of these shares through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

B. Related Party Transactions

Mr. George Economou, our Chairman and Chief Executive Officer and a director, controls the Entrepreneurial Spirit Foundation (the "Foundation"), a Liechtenstein foundation that owns 70.0% of the issued and outstanding capital stock of Cardiff, our manager. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital of which is beneficially owned by Mr. Economou's sister. The Foundation also owns 100% of the common stock of Elios Investments Inc. which holds 30.8% of our common stock.

In October 2004, we issued 15,400,000 shares of our common stock to the Foundation as consideration for causing certain of its affiliates to contribute to us the capital stock of our subsidiaries. In particular the following wholly-owned subsidiaries of the Foundation contributed to our Company the shares of the companies that own our vessel-owning subsidiaries and, effectively, their respective shipping assets:

Tradewinds Shipping Co. Ltd. of the Marshall Islands contributed all of the shares of the two registered shareholders of Silicon Shipping Co. Ltd. of Malta (registered owner of Flecha), all of the shares of the two registered shareholders of Oxygen Shipping Co Ltd. of Malta (registered owner of Shibumi) and all the shares of the two registered shareholders of Blueberry Shipping Co. Ltd. of Malta (registered owner of Panormos) in October 2004;

Norge Investment Funds Co. S.A. of Panama contributed all of the shares of the two registered shareholders of Helium Shipping Co. Ltd of Malta (registered owner of Striggla) and all of the shares of the two registered shareholders of Hydrogen Shipping Co. Ltd. of Malta (registered owner of Mostoles) in October 2004; and

Solid Shipping and Trading Inc. of Liberia contributed all of the shares of the two registered shareholders of Annapolis Shipping Co. Ltd. of Malta (registered owner of Lacerta).

Subsequently the Foundation instructed us to distribute 4,620,000 of these shares to our two other shareholders prior to our initial public offering.

Prior to our initial public offering, the Foundation transferred 2,772,000 shares to Advice Investments S.A. and 1,848,000 shares to Magic Management Inc.

On February 14, 2006, the Foundation transferred its shares to its wholly-owned subsidiary, Elios.

On October 31, 2006, we issued an aggregate of 235,585 common shares to Elios Investment Co. ("Elios"), Advice Investment S.A. ("Advice") and Magic Management S.A. ("Magic") pursuant to share purchaser agreements whereby each of Elios, Advice and Magic agreed to invest such stockholder's $0.20 per share dividend payment in respect of the third quarter of 2006 which was paid on October 31, 2006 to stockholders of record on September 29, 2006. In addition, under the same agreement, we issued 254,512 common shares to Goodwill Shipping Company Limited ("Goodwill") a corporation organized under the laws of Malta and controlled by Mr. Economou, in payment of $3,327,000 of principal and interest due under a seller's credit agreement in connection with the acquisition of the vessel Hille Oldendorf. The common shares issued to the selling stockholders and Goodwill were issued at a price of $13.07 per share, which is the average closing price of the Company's common stock on the Nasdaq Global Market for the eight trading days ended October 24, 2006. In December 2006, the Company filed a registration statement on Form F-3 on behalf of Elios, Advice and Magic registering for resale an aggregate of 15,890,097 of our common shares held by them.

On May 29, 2007, Mr. Aristidis Ioannidis, the General Manager of Cardiff, was appointed to our board of directors.

The management fee we pay to the Manager is Euro 530 per day, per vessel. In addition, we pay the Manager a fee of $100 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Additionally, the Manager charges us a fee of $550 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent. Until September 30, 2006, under the management agreement with Cardiff, Drybulk S.A. was acting as the chartering broker and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds of, or purchase prices paid for, vessels. Since October 1, 2006, the Manager has acted as the Company's chartering broker and sales and purchase broker. Management fees for the periods before year ended December 31, 2007 were based at a daily fixed fee of $650 per vessel which was based on the Dollar/Euro exchange rate of $1.30 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter.

In addition, we have agreed in a separate contract of ongoing services with the Manager to pay to the Manager a quarterly fee of $250,000 for services rendered by the Manager in relation to the financial reporting requirements of the Company under the Securities Exchange Act of 1934, and the establishment and monitoring of internal controls over financial reporting. During the years ended December 31, 2006 and 2007 the Company incurred costs of $750,000 and $1,369,000, respectively, to reimburse the Manager for additional services not covered by the contract for ongoing services that related to the Manager's services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

We outsource substantially all of our technical and commercial functions relating to the operation and employment of our vessels to Cardiff pursuant to management agreements which were renewed on October 18, 2004, with an initial term of five years, and will automatically be extended to successive five year terms. Notice to terminate shall not be effective until 30 days following its having been delivered, unless otherwise mutually agreed in writing. 70% of the issued and outstanding capital stock of Cardiff is owned by a foundation which is controlled by Mr. Economou, our Chairman and Chief Executive Officer, and a director of our Company. The remaining 30% of the issued and outstanding capital stock of Cardiff is owned by a company controlled by the sister of Mr. Economou, Mrs. Chryssoula Kandylidis, also a director of our Company. Cardiff provides the Company a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, and financial and accounting services, in exchange for a daily fixed fee of Euro 530 per day, per vessel. In addition, we pay the Manager a fee of $100 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Additionally, the Manager charges us a fee of $550 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent. Until September 30, 2006, under the management agreement with Cardiff, Drybulk S.A. was acting as the chartering broker and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds of, or purchase prices paid for, vessels. Since October 1, 2006 the Manager has acted as the Company's chartering broker and sales and purchase broker. Management fees for the periods before year ended December 31, 2007 were based at a daily fixed fee of $650 per vessel which was based on the Dollar/Euro exchange rate of $1.30 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee was adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter.

We lease office space in Athens, Greece, from Mr. George Economou, our Chairman, CEO, and interim CFO. On October 1, 2005 and effective as of the same date, we entered into a rental agreement with our Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of 5 years beginning October 1, 2005 and expires on September 30, 2010. The annual rental for the first two years is Euro 9,000 and thereafter it will be adjusted annually for inflation increases.

In March 2008, the Board of Directors of the Company approved the terms of an agreement with Fabiana, a related-party entity incorporated in the Marshall Islands. Fabiana is beneficially owned by the Company's Chief Executive Officer. Under the agreement, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officer of the Company. The term of the agreement will be for five years, and end, unless terminated earlier on the basis of any other provisions as may be defined in the agreement, on the day before the fifth anniversary of execution. Pursuant to the agreement, the Company will be obligated to pay (i) annual remuneration to Fabiana in the amount of $2,000,000; (ii) potential bonus compensation for the services provided at the end of each year with any such bonus to be determined by the Compensation Committee; and (iii) a grant to Fabiana of one million (1,000,000) shares of common stock out of the 1,834,055 shares reserved in the Company's 2008 Equity Incentive Plan. Subject shares will vest quarterly in eight equal installments. Our Chief Executive Officer also serves as our interim Chief Financial Officer.

Further, Mr. Economou has entered into a letter agreement which includes a provision requiring Mr. Economou to (i) use commercially reasonable efforts to cause each company affiliated with Cardiff that owns a bareboat chartered vessel (meaning a vessel for which the charterer bears all operating expense and risk) to sell its vessels upon redelivery from its bareboat charterer and allow the Company to exercise a right of first refusal to acquire that bareboat chartered vessel once an agreement that sets forth the terms of the sale is entered into, and (ii) allow the Company to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Economou, or any of his other affiliates, enters into an agreement that sets forth terms upon which he or it would acquire that drybulk carrier. Pursuant to this letter agreement, Mr. Economou will notify our audit committee of any agreement that he or his other affiliates have entered into to purchase a drybulk carrier (or to sell the bareboat chartered vessel) and will provide the audit committee a 7 calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to our audit committee of that opportunity, within which to decide whether or not to accept the opportunity and nominate a subsidiary of the Company to become the purchaser of such drybulk carrier, before Mr. Economou will accept the opportunity or offer it to any of his other affiliates. Our audit committee, which consists of our independent directors, will require a simple majority vote to accept or reject this offer.

Transactions with Cardiff in Euros are settled on the basis of the average EURO/USD exchange rate calculated internally for each quarter which was EURO/USD 1.23, 1.23. and 1.34 for the years ended December 31, 2005, 2006 and 2007, respectively.

Purchase of derivatives from related parties: In order to maintain the minimum hedging ratio of the loan amendment with HSH Nordbank, on June 22, 2007 the Company acquired the following interest rate derivatives which were valued on that date by the financial institutions which were counterparties to these agreements at an amount of $1.3 million (asset), from the following two related companies:

(i) Sea Glory Navigation Ltd. which originally entered into an interest rate cap and floor agreement on November 3, 2004 for a period of seven years through November 2011, for a notional amount of $60 million. Under the cap leg of the agreement interest rate is 5.34% if three-month USD LIBOR lies between 5.34% and 7%. If three-month USD LIBOR is above 7% the interest rate is three-month USD LIBOR. Under the floor leg of the agreement interest rate is 2.75% if the three-month USD LIBOR is equal to or less than 1.75%.

(ii) River Camel Shipping Co which originally entered into an interest rate cap and floor agreement for a period of seven years through November 2011, for a notional amount of $75 million. Under the cap leg of the agreement interest rate is 5.25% if three-month USD LIBOR is within the range of 5.25% and 7%. If three-month USD LIBOR exceeds 7%, then interest rate is three-month USD LIBOR. Under the floor leg of the agreement interest rate is 2.75%, if the three-month USD LIBOR is equal to or less than 1.75%.

Commission on purchase of Ocean Rig ASA shares : On December 20, 2007 Primelead, a wholly owned subsidiary of DryShips acquired 51,778,647 shares in Ocean Rig ASA following its nomination as a buyer from Cardiff. This represents 30.4% of the issued shares in Ocean Rig. A commission was paid to Cardiff amounting to $ 4.0 million. The commission was treated as an internal cost and is included in "Other, net" in the Company's consolidated statements of income.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information.

See Item 18.

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

Our current dividend policy is to declare and pay quarterly dividends from our net profits of $0.20 per common share to shareholders each January, April, July and October. However, we may in the future determine to set aside amounts for vessel acquisition and other liabilities that would reduce or eliminate the cash available for distribution as dividends. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Also, from time to time, the Board of Directors may determine to declare and pay quarterly dividends in an amount up to 50% of our net quarterly income as the Board of Directors deems appropriate.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors.

The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and as such will generally be subject to a 15% United States federal income tax rate with respect to non-corporate individual stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this report entitled "Tax Considerations" for additional information relating to the tax treatment of our dividend payments.

The drybulk shipping industry is highly volatile, and we cannot accurately predict the amount of cash distributions that we may make in any period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that we will pay dividends.

B. Significant Changes

See note 19 of item 18.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our common stock currently trades on The NASDAQ Global Market under the symbol "DRYS". Since our initial public offering in February 2005, the price history of our common stock was as follows:

		High		Low
January 2008	$	79.57	$	52.18
February 2008	$	87.45	$	65.42
2007		High		Low
1st Quarter ended March 31, 2007	$	23.61	$	16.85
2nd Quarter ended June 30, 2007	$	43.38	$	23.24
3rd Quarter ended September 30, 2007	$	91.40	$	44.14
4th Quarter ended December 31, 2007	$	130.97	$	69.67
Year ended December 31, 2007	$	130.97	$	16.85

2006		High		Low
1st Quarter ended March 31, 2006	$	13.84	$	8.50
2nd Quarter ended June 30, 2006	$	11.25	$	8.50
3rd Quarter ended September 30, 2006	$	14.89	$	10.28
4th Quarter ended December 31, 2006	$	18.06	$	12.63
Year ended December 31, 2006	$	18.06	$	8.50

2005		High		Low
1st Quarter ended March 31, 2005	$	23.39	$	19.36
2nd Quarter ended June 30, 2005	$	19.50	$	15.46
3rd Quarter ended September 30, 2005	$	17.35	$	13.95
4th Quarter ended December 31, 2005	$	17.22	$	12.11
February 3, 2005 to December 31, 2005	$	23.90	$	11.81

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Directors

Our directors are elected by a plurality of the votes cast by stockholders entitled to vote in an election. Our articles of incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C. Class A directors served for a term expiring at the 2005 annual meeting of shareholders. Directors designated as Class B directors served for a term expiring at the 2006 annual meeting. Directors designated Class C directors served for a term expiring at the 2007 annual meeting. At annual meetings for each initial term, directors to replace those whose terms expire at such annual meetings will be elected to hold office until the third succeeding annual meeting. For instance, the current Class C directors were elected to hold office at the 2007 annual meeting and therefore their terms do not expire until the 2010 annual meeting. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Stockholder Meetings

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the board of directors, chairman of the board or by the president. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation, sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company's shares are primarily traded on a local or national securities exchange.

Stockholders' Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Indemnification of Officers and Directors

Our bylaws include a provision that entitles any director or officer of the Corporation to be indemnified by the Corporation upon the same terms, under the same conditions and to the same extent as authorized by the BCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

We are also authorized to carry directors' and officers' insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether the Company would have the power to indemnify such director or officer against such liability by law or under the provisions of our bylaws. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The indemnification provisions in our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Provisions of our Charter Documents

Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti -takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 500 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, as of January 18, 2008. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of DryShips Inc. common stock, par value U.S.$0.01 per share. The Right will separate from the common stock and become exercisable after (1) a person or group acquires ownership of 15% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company's board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the company's common stock. On the distribution date, each holder of a right will be entitled to purchase for $250 (the "Exercise Price") a fraction (1/1000th) of one share of the company's preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an "Acquiring Person") acquires more than 15% of the company's common stock then each holder of a right (except that acquiring person) will be entitled to buy at the exercise price, a number of shares of the company's common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 15% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of the company's common stock. The rights expire on the earliest of (1) February 4, 2018 or (2) the exchange or redemption of the rights as described above. The company can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the company's common stock. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. The classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require shareholders to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon affirmative vote of the holders of at least 66 2/3% of the outstanding voting shares of the Company. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our bylaws provide that if a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the shareholders. Shareholders may act by way of written consent in accordance with the provisions of Section 67 of the BCA.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the preceding year's annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

C. Material Contracts

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D. Exchange Controls

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E. Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. This discussion assumes that we do not have an office or other fixed place of business in the United States.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted by law to engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping Income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the final regulations interpreting Section 883, as promulgated by the U.S. Treasury Department, the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

(i) It is organized in a "qualified foreign country" which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and which the Company refers to as the "country of organization requirement"; and

(ii) It can satisfy any one of the following two (2) stock ownership requirements:

- more than 50% of the Company's stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country, which the Company refers to as the "50% Ownership Test"; or
- the Company's stock is "primarily and regularly" traded on an established securities market located in the United States or in a qualified foreign country, which the Company refers to as the "Publicly Traded Test".

The U.S. Treasury Department has recognized (i) the Marshall Islands, the country of incorporation of the Company and of thirty-four of its ship-owning subsidiaries and (ii) Malta, the country of incorporation of twenty-seven of the Company's ship-owning subsidiaries, as qualified foreign countries. Accordingly, the Company and its subsidiaries satisfy the country of organization requirement.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2007 taxable year, the Company believes that it satisfied the Publicly-Traded Test since, for more than half the days of the Company's 2007 taxable year, the Company's stock was "primarily and regularly traded" on the Nasdaq Global Market which is an "established securities market" in the United States within the meaning of the Section 883 regulations and intends to take this position on its 2007 United States income tax returns.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company's U.S. source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company 's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

Based on the U.S. source Shipping Income for 2006 and 2007, the Company would be subject to U.S. federal income tax of approximately $0.4 and $1.13 million respectively under section 887 in the absence of an exemption under Section 883.

Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

F. Dividends and paying agents

Not Applicable

G. Statement by experts

Not Applicable

H. Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not Applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Our risk management policy

Our primary market risks relate to adverse movements in the charterhire rates for the Panamax and Capesize drybulk carrier sector and any declines that may occur in the value of our assets which are made up primarily of Panamax and Capesize vessels. Our policy is to also continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks. In regard to bunker prices, as our employment policy for our vessels has continued to be and is expected to continue with a high percentage of our fleet on period employment, we are not directly exposed to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements.

Under the terms of our loan agreements, we are required to maintain compliance with minimum valuation covenants in regard to the vessels that are mortgaged to those banks. As such, to monitor on a regular basis the current market value of our fleet and thus to highlight any downturn in its value, we obtain on a semi-annual basis two independent valuations of all of our vessels from two international sale and purchase brokers to determine the ongoing market value of our fleet. These valuations are made available to our auditors and are used in the assessment regarding the necessary ongoing level of depreciation that we are recording in the books of the company in terms of its adequacy.

Interest Rates

The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

Historically, we have been subject to market risks relating to changes in interest rates, because we have had significant amounts of floating rate debt outstanding. During 2005 and 2006, we paid interest on this debt based on LIBOR plus an average spread of one and one-quarter percent (1.25%) on our bank loans. The Company has entered into various interest rate cap and floor agreements in order to hedge its exposure to interest rate fluctuations with respect to its borrowings. Interest rate fluctuations at all times during 2006 and 2007 were within the cap and floor range, thus the Company paid-month LIBOR. A one percent (1%) increase in LIBOR would have increased our interest expense for the year ended December 31, 2007 from $48.3 million to $56.3 million.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $8 million based upon our debt level at December 31, 2007.

Currency and Exchange Rates

We generate all of our revenues in Dollars but currently incur approximately 24% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, in 2006 we employed such instruments (see below) in order to minimize this risk. Our use of financial derivatives involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Foreign Exchange Transactions

In January 2006, the Company engaged in a total of 12 call options, maturing in monthly intervals from February 2006 to January 2007, under one foreign exchange transaction involving the US dollar against the Euro. As of December 31, 2006, the Company had one open call option, which matured in January 2007. The strike rate under this option was 1.21 Dollars per Euro, for an amount of Euro 0.2 million.

In January 2006, the Company engaged in a total of 12 Forward Foreign Exchange Contracts, in monthly intervals from February 2006 to January 2007. As of December 31, 2006, the Company had one open Forward Foreign Exchange Contract which matured in January 2007. The forward rate under this forward transaction was 1.2320 Dollars per Euro for an amount of Euro 0.2 million after the contract date.

The Company engaged in such agreements in order to hedge its exposure to fluctuations between the U.S. Dollar and the Euro with respect to certain expenses incurred in Euros. Such agreements did not qualify for hedge accounting and therefore changes in their fair value are reflected in earnings.

Item 12. Description of Securities Other than Equity Securities

A. Debt securities

Not Applicable

B. Warrants and rights

Not Applicable

C. Other securities

Not Applicable

D. American depository shares

Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer/Interim Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2007. The term disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer/Interim Chief Financial Officer has concluded that our disclosure controls and procedures are effective, as of December 31, 2007.

(b) Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is identified in Exchange Act Rule 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorization of its management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its consolidated financial statements.

Our management, with the participation of Chief Executive Officer/Interim Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") published in its report entitled Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer/Interim Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2007.

(c) Report of Independent Registered Public Accounting Firm

Deloitte, Hadjipavlou, Sofianos and Cambanis S.A., or Deloitte., an independent registered public accounting firm, as auditors of our consolidated financial statements for the year ended December 31, 2007, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007. Such report appears on page F-4.

(d) Changes in Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer/Interim Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 16A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that Mr. Xiradakis, a member of our Audit Committee whose biographical details are included in Item 6, qualifies as a financial expert and is considered to be independent according to the SEC rules.

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to its directors, officers and employees. In March 2008, the Board of Directors adopted an amendment to our code of ethics that would permit officers, directors and employees of the Company who own common shares to transact in the Company's securities pursuant to trading plans adopted in reliance upon Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. A copy of our code of ethics is posted in the "Investor Relations" section of the Dryships Inc. website, and may be viewed at http://www.dryships.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, DryShips Inc., 80, Kifissias Avenue., 151 25 Amaroussion, Greece.

Item 16C. Principal Accountant Fees and Services

Ernst and Young (Hellas), Certified Auditors Accountants S.A, or Ernst & Young, have audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2006 and 2005, the two -month period ended December 31, 2004 and the year ended October 31, 2004. On June 28, 2007 the Company retained Deloitte, Hadjipavlou, Sofianos and Cambanis S.A., or Deloitte, as auditors of the Company for the fiscal year ended December 31, 2007.

The table below sets forth the total fees for the services performed by Ernst & Young and Deloitte in 2005, 2006 and 2007 and identifies these amounts by category of services (in Euros).

(Stated in Euro)	2005	2006	2007
Audit fees	350,175	633,937	1,028,925
Audit-related fees --	-	-	-
Tax fees	-	-	-
All other fees	-	-	108,688
Total fees	350,175	633,937	1,137,613

Audit fees

The 2007 amount of Euro 1,028,925 relates to audit services provided in connection with the audit of our consolidated financial statements, SAS 100 reviews and the issuance of 6,000,000 shares of our common stock from October through December 2007 under a controlled equity offering sales agreement. The audit-related fees billed relate to a potential offering which was not pursued. There were no tax or other related fees billed in 2007.

The 2006 amount of Euro 633,937 relates to audit services provided in connection with the audit of our consolidated financial statements, SAS 100 reviews and the issuance of 4,650,000 shares of our common stock from May through August 2006 under a controlled equity offering sales agreement. There were no tax, audit-related, or other fees billed in 2006.

The 2005 amount of Euro 350,175 relates to the audit of the two month period ended December 31, 2004 and the year ended December 31, 2005. There were no tax, audit-related, or other fees billed in 2005.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

Item 17. Financial Statements

See Item 18

Item 18. Financial Statements

The following financial statements, beginning on page F -1, together with the report of Deloitte, Hadjipavlou, Sofianos and Cambanis S.A. thereon, are filed as a part of this report.

The following financial statements, beginning on page F -1, together with the report of Ernst and Young (Hellas) Certified Auditors and Accountants S.A. thereon, are filed as a part of this report.

Item 19. Exhibits

(a) Exhibits, Exhibit Number, Description

1.1	Articles of Amendment to Articles of Incorporation of DryShips Inc. (1)
1.2	Amended and restated bylaws of the Company (2)
2.1	Form of Share Certificate (3)
4.1	2008 Stock Incentive Plan (4)
4.2	Loan Agreement with Commerzbank (5)
4.3	Senior Loan Agreement with HSH Nordbank AG (6)
4.4	Junior Loan Agreement with HSH Nordbank AG (7)
4.5	November 2006 Supplemental Agreement to HSH Nordbank Senior Loan Agreement
4.6	November 2006 Supplemental Agreement to HSH Nordbank Junior Loan Agreement
4.7	April 19, 2007 Bridge Facility Agreement
4.8	May 2007 Amendment to Senior Credit Facility with HSH Nordbank
4.9	May 2007 Amendment to Junior Credit Facility with HSH Nordbank
4.10	October 2007 Loan Agreement with Deutsche Schiffsbank
4.11	November 2007 Loan Agreement
4.12	December 2007 Loan Agreement
4.13	December 2007 Primelead Limited Loan Agreement
4.14	Sale and Purchase Agreement, dated December 7, 2007, relating to purchase of shares of Ocean Rig ASA
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	2005 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young)
15.2	Consent of Independent Registered Public Accounting Firm (Deloitte)

(1) Filed as Exhibit 3.1 to the Company's Registration Statement on Form 8-A (File No. 001-33922) on January 18, 2008.

(2) Filed as Exhibit 3.2 to the Company's Registration Statement on Form 8-A (File No. 001-33922) on January 18, 2008.

(3) Filed as Exhibit 4 to the Company's Amended Registration Statement (File No. 333-122008) on January 31, 2005.

(4) Filed as Exhibit 1 to the Company's Form 6-K filed on January 24, 2008.

(5) Filed as Exhibit 10.2 to the Company's Registration Statement (File No. 333-122008) on January 13, 2005.

(6) Filed as Exhibit 4.4 to the Company's Annual Report on Form 20-F on April 21, 2007.

(7) Filed as Exhibit 4.5 to the Company's Annual Report on Form 20-F on April 21, 2007.

DRYSHIPS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of DRYSHIPS INC.

We have audited the accompanying consolidated balance sheet of DryShips Inc. (the "Company") as of December 31, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DryShips Inc. at December 31, 2006, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DryShips Inc.

We have audited the accompanying consolidated balance sheet of DryShips Inc. and subsidiaries (the "Company") as of December 31, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. The consolidated financial statements of the Company for the years ended December 31, 2006 and December 31, 2005 were audited by other auditors whose report, dated April 27, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2007 consolidated financial statements present fairly, in all material respects, the financial position of DryShips Inc. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee, of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DryShips Inc.

We have audited the internal control over financial reporting of DryShips Inc. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 28, 2008 expressed an unqualified opinion on those financial statements.

/s/ Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 28, 2008

DRYSHIPS INC.
Consolidated Balance Sheets
December 31, 2006 and 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2006	2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,537	$ 111,068
Restricted cash (Note 10)	6,614	6,791
Trade accounts receivable	3,187	9,185
Insurance claims	671	4,807
Due from related parties (Note 3)	3,353	9,963
Inventories (Note 4)	2,571	3,912
Prepayments and advances	5,568	7,309
Fair value of above market acquired time charter (Note 7)	1,335	-
Financial instruments (Note 18)	39	-
Total current assets	25,875	153,035
FIXED ASSETS, NET:		
Advances for vessels under construction and acquisitions (Note 6)	27,380	118,652
Vessels, net (Note 5)	1,084,924	1,643,867
Total fixed assets, net	1,112,304	1,762,519
OTHER NON CURRENT ASSETS:		
Long term investments (Note 9)	-	405,725
Deferred charges, net (Note 8)	6,200	2,492
Restricted cash (Note 10)	20,000	20,000
Financial instruments (Note 18)	946	-
Other	2,848	3,153
Total non current assets, net	29,994	431,370
Total assets	$ 1,168,173	$ 2,346,924
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 10)	$ 71,412	$ 194,999
Accounts payable	11,423	7,166
Due to related parties (Note 3)	25,086	-
Accrued liabilities (Note 11)	6,326	20,014
Deferred revenue	12,270	16,916
Financial instruments (Note 18)	2,625	-
Other current liabilities	202	209
Total current liabilities	129,344	239,304
NON CURRENT LIABILITIES		
Fair value of below market acquired time charter (Note 7)	-	32,509
Long term debt, net of current portion (Note 10)	587,330	1,048,779
Financial instruments (Note 18)	-	1,768
Other	607	343
Total non current liabilities	587,937	1,083,399
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-
STOCKHOLDERS' EQUITY:		
Preferred stock, $ 0.01 par value; 30,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 75,000,000 shares authorized at December 31, 2006 and 2007; 35,490,097 and 36,681,097 shares issued and outstanding at December 31, 2006 and 2007, respectively (Note 12)	355	367
Additional paid-in capital (Note 12)	327,446	454,538
Retained earnings	123,091	569,316
Total stockholders' equity	450,892	1,024,221
Total liabilities and stockholders' equity	$ 1,168,173	$ 2,346,924

The accompanying notes are an integral part of these consolidated statements.

DRYSHIPS INC.
Consolidated Statements of Income
For the years ended December 31, 2005, 2006 and 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
REVENUES:			
Voyage revenues	$ 228,913	$ 248,431	$ 582,561
EXPENSES:			
Loss on forward freight agreements (Note 18)	-	22,473	-
Voyage expenses (Note 15)	10,185	16,229	31,955
Voyage expenses – related party (Note 3 and 15)	2,854	3,056	7,159
Gain on sale of bunkers (Note 16)	(3,447)	(3,320)	(7,467)
Vessel operating expenses (Note 15)	36,722	47,889	61,409
Depreciation (Note 5)	40,231	58,011	76,511
Amortization of deferred drydocking costs (Note 8)	2,379	3,594	2,793
Gain on sale of vessels (Note 5)	-	(8,583)	(134,963)
Management fees - related party (Note 3)	4,962	6,609	9,579
General and administrative expenses	1,218	2,737	3,664
General and administrative expenses – related party (Note 3)	2,968	3,194	3,829
Operating income	130,841	96,542	528,092
OTHER INCOME / (EXPENSES):			
Interest and finance costs (Note 17)	(20,668)	(41,999)	(50,617)
Interest and finance costs – related parties (Note 3 and 17)	-	(393)	(614)
Interest income	749	1,691	5,073
Other, net	95	890	(7,018)
Total other (expenses), net	(19,824)	(39,811)	(53,176)
Income before equity in income of investees	111,017	56,731	474,916
Equity in loss of investees (Note 9)	-	-	(299)
Net income	$ 111,017	$ 56,731	$ 474,617
Net income per share, basic and diluted	3.83	1.75	13.29
Weighted average number of shares, basic and diluted	28,957,397	32,348,194	35,700,182

The accompanying notes are an integral part of these consolidated statements.

DRYSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2005, 2006 and 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Comprehensive Income	Capital Stock # of Shares	Capital Stock Par Value	Additional Paid-in Capital	Retained Earnings / (Accumulated Deficit)	Total Stockholders' Equity
BALANCE, December 31, 2004		15,400,000	$ 154	$ 13,465	$ (7,280)	$ 6,339
Net income	$ 111,017	-	-	-	111,017	111,017
Issuance of common stock	-	14,950,000	150	251,135	-	251,285
Dividends declared and paid ($0.40 per share)	-	-	-	-	(12,140)	(12,140)
Comprehensive income	$ 111,017					
BALANCE, December 31, 2005		30,350,000	$ 304	$ 264,600	$ 91,597	$ 356,501
Net income	56,731	-	-	-	56,731	56,731
Issuance of common stock	-	4,650,000	46	56,444	-	56,490
Issuance of common stock to settle dividends	-	235,585	2	3,078	-	3,080
Issuance of common stock to settle liabilities	-	254,512	3	3,324	-	3,327
Dividends declared and paid ($0.80 per share)	-	-	-	-	(25,237)	(25,237)
Comprehensive income	$ 56,731					
BALANCE, December 31, 2006		35,490,097	$ 355	$ 327,446	$ 123,091	$ 450,892
Net income	474,617	-	-	-	474,617	474,617
Issuance of common stock	-	1,191,000	12	127,092	-	127,104
Dividends declared and paid ($0.80 per share)	-	-	-	-	(28,392)	(28,392)
Comprehensive income	$ 474,617					
BALANCE, December 31, 2007		36,681,097	$ 367	$ 454,538	$ 569,316	$ 1,024,221

The accompanying notes are an integral part of these consolidated statements.

DRYSHIPS INC

Consolidated Statements of Cash Flows

For the years ended December 31, 2005, 2006 and 2007

(Expressed in thousands of U.S. Dollars)

	Year ended December 31,		
	2005	2006	2007
Cash Flows from Operating Activities:			
Net income	$ 111,017	$ 56,731	$ 474,617
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	40,231	58,011	76,511
Amortization of deferred drydocking costs	2,379	3,594	2,793
Payments for drydocking	(3,153)	(6,275)	(1,406)
Amortization and write-off of deferred financing costs	544	3,785	2,190
Gain on sale of vessels		(8,583)	(134,963)
Equity in loss of investees	-	-	299
Amortization of fair value of acquired time charter revenue	(5,224)	(2,967)	(7,185)
Change in fair value of derivatives	(270)	1,910	128
Interest on credit facility from related parties	-	77	-
Recognition / (amortization) of free lubricants benefit	928	(119)	(257)
Changes in operating assets and liabilities:			
Trade accounts receivable	(4,407)	2,327	(6,303)
Insurance claims	(94)	(564)	(7,296)
Due from related parties	4,000	(3,353)	(6,610)
Inventories	(917)	(1,245)	(1,341)
Prepayments and advances	(3,142)	(2,232)	(1,741)
Accounts payable	7,011	2,944	(4,257)
Due to related parties	6,262	(6,374)	(86)
Accrued liabilities	5,848	(203)	12,607
Deferred income	2,793	1,618	10,199
Net Cash Provided by Operating Activities	163,806	99,082	407,899
Cash Flows from Investing Activities:			
Insurance proceeds	-	-	3,160
Long term investment	-	-	(406,024)
Advances for vessel acquisitions	-	(27,380)	(105,242)
Vessels acquisitions and improvements	(847,649)	(270,993)	(799,456)
Proceeds from sale of vessels	-	10,861	351,813
Net Cash Used in Investing Activities	(847,649)	(287,512)	(955,749)
Cash Flows from Financing Activities:			
Proceeds from long-term debt	577,585	706,875	787,298
Principal payments of long-term debt	(90,010)	(573,612)	(228,278)
Proceeds from short-term credit facility	-	95,337	73,476
Payments of short-term credit facility	-	(70,337)	(68,400)
Change in restricted cash	(23,588)	(2,563)	(177)
Advances to Baumarine Pool	(1,232)	(591)	-
Net proceeds from common stock issuance	251,285	56,490	127,104
Dividends paid	(30,133)	(22,157)	(28,392)
Payment of financing costs	(3,251)	(3,659)	(6,250)
Net Cash Provided by Financing Activities	680,656	185,783	656,381
Net (decrease) / increase in cash and cash equivalents	(3,187)	(2,647)	108,531
Cash and cash equivalents at beginning of year	8,371	5,184	2,537
Cash and cash equivalents at end of year	$ 5,184	$ 2,537	$ 111,068
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid during the year/period for:			
Interest payments, net of amounts capitalized	$ 17,636	$ 39,321	$ 47,342
Non cash financing activities:			
Liabilities assumed in connection with joint and several borrowings with related parties	$ 68,109	$ -	$
Settlement of sellers' credit in Company's common stock	$ -	$ (3,327)	$ -
Settlement of dividends in Company's common stock	$ -	$ (3,080)	$ -
Fair value of below market charter acquired	$ -	$ (11,492)	$ (38,687)
Amounts owed for capital expenditures	$ -	$ -	$ (671)

The accompanying notes are an integral part of these consolidated statements.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of DryShips Inc. and its wholly owned subsidiaries (collectively, the "Company" or DryShips). DryShips Inc. was formed on September 9, 2004, under the laws of Marshall Islands. On October 18, 2004, all of the outstanding shares of the vessel-owning companies listed under 1 through 6 in the table below (collectively, the "Contributed Companies"), were contributed to the Company through Entrepreneurial Spirit Foundation (the "Foundation"), a family foundation of Vaduz, Liechtenstein. The Company's Chief Executive Officer, Mr. George Economou and members of his immediate family (the "Family") control and are beneficiaries of the Foundation. The transaction described above constituted a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests and the Contributed Companies are presented at historical cost as the control of the Contributed Companies before and after the reorganization was with the Family.

Effective November 1, 2004, the Company changed its fiscal reporting year-end from October 31 to December 31. In February 2005 the Company completed its initial public offering in the United States under the United States Securities Act of 1933 (Note 12). After the consummation of its initial public offering and through December 31, 2005, the Company took delivery of twenty-one secondhand drybulk carrier vessels, through then newly-established wholly-owned subsidiaries.

During 2006 the Company (a) took delivery of eight secondhand drybulk carrier vessels through newly established wholly-owned subsidiaries, (b) concluded the sale of five drybulk carrier vessels of which one was delivered to her new owners in 2006 while four were delivered in January 2007, (c) concluded agreements to purchase three secondhand drybulk carriers which were delivered in the first, second and third quarters of 2007, and (d) concluded two contracts for the construction of two drybulk carrier vessels with expected delivery dates in the last quarter of 2009 and the first quarter of 2010, respectively.

During 2007 the Company (a) took delivery of fifteen secondhand drybulk carrier vessels through newly established wholly-owned subsidiaries, (b) concluded the sale of eleven drybulk carrier vessels of which four were contracted during 2006 and other two contracted during 2007, with expected delivery between the first and the second quarter of 2008 (c) concluded agreements to purchase three secondhand drybulk carriers which are expected to be delivered during the first and second quarter of 2008, respectively, (d) concluded six contracts for the construction of six drybulk carrier newbuildings with expected delivery dates between the second quarter of 2008 and second quarter of 2010, and (e) the Company acquired 51,778,647 shares in Ocean Rig ASA which represents 30.4% of the issued shares in Ocean Rig..

The Company is engaged in the ocean transportation services of drybulk cargoes worldwide through the ownership and operation of the drybulk carrier vessels mentioned below.

The Company's wholly-owned subsidiaries as of December 31, 2007, are listed below:

December 31, 2006 and 2007 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information– (continued):

	Ship-owning Company	*Country of Incorporation*	*Vessel*
1.	Hydrogen Shipping Company Limited ("Hydrogen")	Malta	Mostoles (sold - July 2007)
2.	Oxygen Shipping Company Limited ("Oxygen")	Malta	Shibumi (sold – April 2007)
3.	Annapolis Shipping Company Limited ("Annapolis")	Malta	Lacerta
4.	Helium Shipping Company Limited ("Helium")	Malta	Striggla (sold – January 2007)
5.	Blueberry Shipping Company Limited (" Blueberry ")	Malta	Panormos (sold – January 2007)
6.	Silicon Shipping Company Limited ("Silicon")	Malta	Flecha (sold – December 2006)
7.	Lancat Shipping Company Limited ("Lancat")	Malta	Matira (Note 5)
8.	Tolan Shipping Company Limited ("Tolan")	Malta	Tonga
9.	Malvina Shipping Company Limited ("Malvina")	Malta	Coronado
10.	Arleta Navigation Company Limited ("Arleta")	Malta	Xanadu
11.	Selma Shipping Company Limited ("Selma")	Malta	La Jolla
12.	Royerton Shipping Company Limited ("Royerton")	Malta	Netadola (Note 5)
13.	Samsara Shipping Company Limited ("Samsara")	Malta	Ocean Crystal
14.	Lansat Shipping Company Limited ("Lansat")	Malta	Paragon
15.	Farat Shipping Company Limited ("Farat")	Malta	Toro
16.	Madras Shipping Company Limited ("Madras")	Malta	Alona (sold – June 2007)
17.	Iguana Shipping Company Limited ("Iguana")	Malta	Iguana
18.	Borsari Shipping Company Limited ("Borsari")	Malta	Catalina
19.	Onil Shipping Company Limited ("Onil")	Malta	Padre
20.	Zatac Shipping Company Limited ("Zatac")	Malta	Waikiki
21.	Fabiana Navigation Company Limited ("Fabiana")	Malta	Alameda
22.	Fago Shipping Company Limited ("Fago")	Malta	Lanikai (sold -July 2007)
23.	Felicia Navigation Company Limited ("Felicia")	Malta	Solana
24.	Karmen Shipping Company Limited ("Karmen")	Malta	Sonoma
25.	Thelma Shipping Company Limited ("Thelma")	Malta	Manasota
26.	Celine Shipping Company Limited ("Celine")	Malta	Mendocino
27.	Seaventure Shipping Limited ("Seaventure")	Marshall Islands	Hille Oldendorff (sold June 2007)
28.	Tempo Marine Co. ("Tempo")	Marshall Islands	Maganari
29.	Star Record Owning Company Limited ('Star")	Marshall Islands	Ligari
30.	Human Owning Company Limited ("Human")	Marshall Islands	Estepona (sold – April 2007)
31.	Classical Owning Company Limited ("Classical")	Marshall Islands	Delray (sold – May 2007)
32.	Maternal Owning Company Limited ("Maternal")	Marshall Islands	Lanzarote
33.	Paternal Owning Company Limited ("Paternal")	Marshall Islands	Formentera (sold - December 2007)
34.	Argo Owning Company Limited ("Argo")	Marshall Islands	Redondo
35.	Rea Owning Company Limited ("Rea")	Marshall Islands	Ecola (ex Zella Oldendorff)
36.	Gaia Owning Company Limited ("Gaia")	Marshall Islands	Samsara (ex Cape Venture)
37.	Kronos Owning Company Limited ("Kronos")	Marshall Islands	Primera (ex Sea Epoch)
38.	Trojan Maritime Co. ("Trojan")	Marshall Islands	Brisbane (ex Spring Brave)
39.	Atlas Owning Company Limited ("Atlas")	Marshall Islands	Menorca (ex Oinoussian Legend)
40.	Dione Owning Company Limited ("Dione")	Marshall Islands	Marbella (ex Restless)
41.	Phoebe Owning Company Limited ("Phoebe")	Marshall Islands	Majorca (ex Maria G.O.)
42.	Uranus Owning Company Limited ("Uranus")	Marshall Islands	Heinrich Oldendorff
43.	Platan Shipping Company Limited ("Platan")	Malta	Daytona (sold – January 2007)
44.	Selene Owning Company Limited ("Selene")	Marshall Islands	Bargara (ex Songa Hua)
45.	Tethys Owning Company Limited ("Tethys")	Marshall Islands	Capitola (ex Songa Hui)
46.	Ioli Owning Company Limited ("Ioli")	Marshall Islands	Clipper Gemini
47.	Iason Owning Company Limited ("Iason")	Marshall Islands	Oregon (ex Athina Zafirakis)
48.	Orpheus Owning Company Limited ("Orpheus")	Marshall Islands	Nord Mercury (tbr Avoca)
49.	Team up Owning Company Limited ("Team-up")	Marshall Islands	Saldanha (ex Shinyo Brilliance)

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information– (continued):

50.	Iokasti Owning Company Limited ("Iokasti")	Marshall Islands	VOC Galaxy
51.	Boone Star Owners Inc. ("Boone")	Marshall Islands	Samatan (ex Trans Atlantic)
52	Norwalk Star Owners Inc. ("Norwalk")	Marshall Islands	Capri (ex Gran Trader)
53.	Roscoe Marine Ltd. ("Roscoe")	Marshall Islands	Hull 1518A
54.	Monteagle Shipping S.A. ("Monteagle")	Marshall Islands	Hull 1519A
55.	Iktinos Owning Company Limited ("Iktinos")	Marshall Islands	Hull SS058
56.	Kallikrates Owning Company Limited ("Kallikrates")	Marshall Islands	Hull SS059
57.	Mensa Enterprises Inc. ("Mensa")	Marshall Islands	Hull 0002
	Ship-owning Company	***Country of Incorporation***	***Vessel***
58.	Mandarin Shipholding Company ("Mandarin")	Marshall Islands	Hull 0003
59.	Faedon Owning Company Limited ("Faedon")	Marshall Islands	Hull 2089
60.	Dalian Star Owners Inc. ("Dalian")	Marshall Islands	Hull HN-1001
61.	NT LLC Investors Ltd.	Marshall Islands	Conquistador (ex Kookabura)
	Other companies		***Activity***
62.	Wealth Management Inc. ("Wealth")	Marshall Islands	Cash Manager
63.	Primelead Limited ("Primelead")	Cyprus	Investment Company

The operations of the Company's vessels are managed by Cardiff Marine Inc. (the "Manager"), a related-party entity incorporated in Liberia. Furthermore, Drybulk S.A., (Note 3(a)) a related-party Liberian corporation, acted as the charter and sales and purchase broker for the Company until September 30, 2006. Effective October 1, 2006 the Manager acts as the Company's charter and sales and purchase broker. The majority shareholding (70%) of the Manager and Drybulk S.A., is owned by the Foundation. The 30% shareholding of the Manager and Drybulk S.A. is held by Prestige Finance S.A., a Liberian corporation which is wholly-owned by the sister of the Company's Chief Executive Officer.

Charterers individually accounting for more than 10% of the Company's voyage revenues during the years ended December 31, 2005, 2006 and 2007 are as follows:

	Year ended December 31,		
Charterer	**2005**	**2006**	**2007**
Oldendorff Carriers Gmbh	-	13%	-
Cargill International Ltd.	12%	-	-

In addition, of the Company's voyage revenues during years ended December 31, 2005, 2006 and 2007, revenues amounting to 25%, 25% and 12%, respectively, were derived from the participation of certain of the Company's vessels in a drybulk pool.

2. Significant Accounting Policies:

(a) ***Principles of Consolidation:*** The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and include in the years ended December 31, 2005, 2006 and 2007, the accounts and operating results of DryShips Inc. and its wholly-owned subsidiaries referred to in Note 1 above. Intercompany balances and transactions have been eliminated on consolidation.

(b) ***Equity method investments:*** Investments in entities that the Company does not control, but over which it has the ability to exercise significant influence in regard to operations and financial policies, are accounted for using the equity method. The Company's ownership interest is recorded in "Long term investments" in the consolidated balance sheets. Earnings or losses from equity method investments are recorded in "Equity in income of investees" in the accompanying consolidated statements of income.

(c) ***Use of Estimates:*** The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) ***Other Comprehensive Income:*** The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

(e) ***Concentration of Credit Risk:*** Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps, foreign currency contracts and forward freight agreements). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable.

2. Significant Accounting Policies– (continued):

(f) ***Foreign Currency Translation:*** The functional currency of the Company is the U.S. Dollar since the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in "General and administrative expenses" in the accompanying consolidated statements of income.

(g) ***Cash and Cash Equivalents:*** The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(h) ***Restricted Cash:*** Restricted cash is largely additional minimum cash deposits required to be maintained with certain banks under the Company's borrowing arrangements. Restricted cash includes bank deposits that are required under the Company's borrowing arrangements which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment.

(i) ***Trade Accounts Receivable:*** The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2006 and 2007.

(j) ***Insurance Claims:*** The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, and the claim is not subject to litigation.

(k) ***Inventories:*** Inventories consist of consumable bunkers (if any), lubricants and victualling stores, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

2. Significant Accounting Policies– (continued):

(l) ***Vessels, Net:*** Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton). With the exception of vessel Tonga, management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. The useful life of vessel Tonga is estimated to 26 years, which coincides with the validity of the class certificate. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(m) Vessels held for sale: It is the Company's policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when: management has committed to a plan to sell the vessels; the vessels are available for immediate sale in their present condition; an active program to locate a buyer and other actions required to complete the plan to sell the vessels has been initiated; the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the vessels are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale.

When the Company concludes a Memorandum of Agreement for the sale of a vessel which has yet to complete a time charter contract, it is considered that the "held for sale" criteria discussed under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS 144"), paragraph 30 is not met as vessel is not available for immediate sale in its present condition. As a result such vessels are not classified as held for sale.

When the Company concludes a Memorandum of Agreement for the sale of a vessel which has no time charter contract to complete, such vessel is considered as available for immediate sale in its present condition. When all other criteria in SFAS 144 paragraph 30 are met, such vessels are classified as held for sale.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies– (continued):

None of Company's vessels met these criteria to be classified as held for sale at December 31, 2006 and 2007.

(n) ***Fair value of above/below market acquired time charter:*** Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as "Fair value of above market acquired time charter" When the opposite situation occurs, the difference is recorded as "Fair value of below market acquired time charter" ("Deferred revenue" in 2006). Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(o) ***Impairment of Long-Lived Assets:*** The Company follows SFAS 144, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company's vessels. The Company reviews its vessels for impairment on a vessel by vessel basis when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment losses were recorded in the years ended December 31, 2005, 2006 and 2007. Furthermore, in the period a long-lived asset meets the "held for sale" criteria of SFAS 144, a loss is recognized for any reduction of the long-lived asset's carrying amount to its fair value less cost to sell. No such adjustments were identified for the years ended December 31, 2005, 2006 and 2007.

(p) ***Accounting for Drydocking Costs:*** The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel's sale.

2. Significant Accounting Policies– (continued):

(q) ***Financing Costs:*** Fees paid to lenders or required to be paid to third parties on the lender's behalf for obtaining new loans or refinancing existing ones are recorded as deferred charges and classified as a contra to debt. Such fees are deferred and amortized to interest and finance costs over the life of the related debt using the effective interest rate method. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made.

(r) ***Accounting for Revenue and Related Expenses:*** The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists, price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel. Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Deferred revenue for 2006 also includes the unamortized balance of the liability associated with the acquisition of secondhand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreements were consummated which in 2007 is shown separately.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when the collectibility has been reasonably assured, an agreement with the pool exists, price is fixed and service is provided. The allocation of such net revenue may be subject to future adjustments by the pool however, historically, such changes have not been material.

Voyage related and vessel operating costs are expensed as incurred. Under time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commission are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company. Under bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies– (continued):

(s) ***Earnings per Common Share:*** Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during the years ended December 31, 2005, 2006 and 2007.

(t) ***Segment Reporting:*** The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(u) ***Derivatives:*** Financial Accounting Standards Board (FASB) Statement No. 133 "Accounting for Derivative Instruments and Certain Hedging Activities", requires all derivative instruments be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognised currently in earnings unless specific hedge accounting criteria are met. As derivative instruments have not been designated as hedging instruments, changes in their fair values are reported in current period earnings. The off-balance sheet risk in outstanding derivative agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral arrangements.

(v) ***Variable Interest Entities:*** In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation" or "FIN 46R"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies– (continued):

(w) Recent Accounting Pronouncements:

(i) In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements" (SFAS No. 157or the Standard). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The Standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the Standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the Standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2008. The adoption of the Standard is not expected to have a material effect on the Company's financial position or results of operations and cash flows.

(ii) In September 2006, the FASB issued Staff Position (FSP) AUG AIR-1, "Accounting for Planned Major Maintenance Activities." FSP AUG AIR-1 addresses the accounting for planned major maintenance activities. Specifically, the FSP prohibits the practice of the accrue-in-advance method of accounting for planned major maintenance activities. FSP AUG AIR-1 was effective for fiscal years beginning after December 15, 2006. Because the Group does not use the accrue-in-advance method, the adoption of FSP AUG AIR-1 had no material impact on its results of operations, cash flows and financial position.

(iii) In February 2007, the FASB issued SFAS No. 159 ("SFAS 159" or the Standard) "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Standard is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Standard also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, "Fair Value Measurements". This standard will be effective for the Company for the fiscal year beginning on January 1, 2008. The Company has not opted to fair value any of its financial instruments.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies– (continued):

(w) Recent Accounting Pronouncements:

(iv) In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141(R) on the Company's consolidated results of operations, cash flows and financial condition.

(v) In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 ("SFAS No. 160")". SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on the Company's consolidated results of operations and financial condition.

(vi) In March 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Acitivities" ("FASB No. 161"). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on the Company's consolidated results of operations, cash flows and financial condition.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

(x) Reclassifications

Certain amounts in the 2006 consolidated financial statements have been reclassified to conform to the current year's audited consolidated financial statements. The reclassifications had no impact on the results of operations of the Company.

3. Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

	As of December 31,	
	2006	**2007**
Current assets:		
Cardiff Marine Inc. (a)	$ 3,353	$ 9,963
	3,353	9,963
Accrued liabilities:		
Cardiff Marine Inc. (a)	-	4,050
Current liabilities:		
Fabiana Services S.A. (b)	86	-
Elios Investments Inc. (e)	25,000	-
	$ 25,086	$ -

(a) Cardiff Marine Inc. and Drybulk S.A. ("the Manager"): The Manager provides the Company a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a daily fixed management fee of Euro 530 per day, per vessel. In addition the Manager charges the Company with: (i) a fee of $100 per day per vessel for compliance with section 404 of Sarbanes-Oxley Act of 2002; (ii) $550 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid of vessels since October 1, 2006; and (v) a quarterly fee of $250 for services in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission Rules and the establishment and monitoring of internal controls over financial reporting. Transactions with Cardiff in Euros are settled on the basis of the average EURO/USD exchange rate calculated internally for each quarter which was EURO/USD 1.23, 1.23. and 1.34 for the years ended 31, 2005, 2006 and 2007, respectively.

The management agreements concluded between the Manager and the Company's vessel-owning subsidiaries have an initial term of five years and will automatically be extended for successive five-year terms. Notice to terminate shall not be effective until 30 days following its delivery, unless otherwise mutually agreed in writing.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties– (continued):

The fees charged by the Manager for the years ended December 31, 2005, 2006 and 2007, amounted to $4,962, $6,609 and $9,579 respectively. Chartering commissions charged by Drybulk S.A. for the years ended December 31, 2005 and 2006, totaled $2,854 and $2,117, respectively, and by Cardiff for the years ended December 31, 2006 and 2007, totaled $939 and $7,160, respectively. Such commissions are separately reflected as "Voyage expenses - related party" in the accompanying consolidated statements of income. In addition, during the years ended December 31, 2005 and 2006, amounts of $8,400 and $2,011, respectively were charged by Drybulk S.A. and during the years ended December 31, 2006 and 2007 amounts of $698 and $8,060 respectively, were charged by Cardiff, relating to the acquisition of vessels. These amounts are capitalized as a vessel acquisition cost and included in "Vessels, net" in the accompanying consolidated balance sheets. During the years ended December 31, 2006 and 2007 amounts $117 and $3,629 respectively were charged by Cardiff, relating to the disposal of vessels.

During the year ended December 31, 2005, the Company also paid $600 to the Manager as remuneration for additional services not contemplated by the management agreement which were carried out during the pre-delivery period of the twenty-one newly acquired vessels. During the years ended December 31, 2006, and 2007 the Company also paid to the Manager $750 and $1,369 for additional services not contemplated by the contract for ongoing services discussed above with respect to the Manager's compliance with the Sarbanes Oxley Act of 2004 Section 404 requirements. The above amounts, totaling $1,600, $1,750 and $2,369 for 2005, 2006 and 2007, respectively, are included in "General and administrative expenses - related party" in the accompanying 2005, 2006 and 2007 consolidated statements of income. At December 31, 2006 and 2007, the amounts due from the Manager were $3,353 and $9,963, respectively, representing payments in advance by the Company to the Manager.

(b) Consultancy Agreements: On February 3, 2005, the Company concluded two agreements with Fabiana Services S.A. ("Fabiana") a related party entity incorporated in Marshall Islands. Fabiana is beneficially owned by the Company's Chief Executive Officer. Under the agreements, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officers of the Company. The duration of the agreements is for three years beginning February 3, 2005 and ending, unless terminated earlier on the basis of any other provisions as may be defined in the agreement, on the day before the third anniversary of such date. The Company pays Euro 1,066,600 (Euro 1,126,000 until November 21, 2006) per annum payable monthly on the last working day of every month in twelve installments for the services of the Chief Executive and Chief Financial Officers, respectively. The related expense for 2005, 2006 and 2007 amounted to $1,351, $1,383 and $1,448 respectively, and is included in "General and administrative expenses - related party" in the accompanying 2005, 2006 and 2007 consolidated statements of income. No amounts were payable to or receivable from Fabiana at December 31, 2005. At December 31, 2006 and 2007 an amount of $86 and $0, respectively was payable to Fabiana.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties– (continued):

(c) ***Lease Agreement:*** On October 1, 2005 and effective as of the same date, the Company entered into a rental agreement with its Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of 5 years beginning October 1, 2005 and expires on September 30, 2010. The annual rental for the first two years is Euro 9,000 and thereafter it will be adjusted annually for inflation increases. Prior to entering the above agreement both parties agreed to cancel without penalties a previously existing rental agreement for leased office space. That agreement had been effective for a five years period beginning January 1, 2005 at an annual rental of Euro 14,000 before any annual inflation increases. The related expense for 2005, 2006 and 2007 amounted to $15, $12 and $12 respectively, and is included in "General and administrative expenses - related party" in the accompanying 2005, 2006 and 2007 consolidated statements of income.

(d) ***Acquisition of vessels***: In March 2006, the Company concluded a Memorandum of Agreement with a company controlled by the Company's Chief Executive Officer for the acquisition of the vessel Hille Oldendorff for $40,760 which was delivered to the Company in April 2006. Upon her acquisition, the vessel was under an existing bareboat charter contract at the rate of $593 net of commission per month until March 31, 2007 with a two-month extension at charterer's option. The purchase price was partly financed by an unsecured sellers' credit of $3,250 as provided by the Memorandum of Agreement. The sellers' credit bore interest at Libor plus a margin of 1.5% and was initially repayable in one installment not earlier than December 2006 but not later than March 2007. In October 2006, the sellers' credit was fully settled with common stock (Note 12). Interest expense for the above credit for 2006 amounted to $77 and is included in "Interest and finance costs – related parties" in the accompanying 2006 consolidated statements of income.

(e) ***Short-term credit facilities:*** During 2006, the Company borrowed an amount of $33,837 in aggregate from Elios Investments Inc. ("Elios"), a wholly-owned subsidiary of the Foundation as follows (a) in May 2006 an amount of $8,837 in order to partially finance the acquisition cost of vessel Maganari, repayable within six months from drawdown and bearing interest of $100 per month. The amount was fully repaid in cash in August 2006 and (b) in December 2006 an amount of $25,000 in order to partially finance the acquisition cost of vessel Redondo. The facility bore interest at three month Libor plus a margin of 1.3% and was repayable in one installment not later than March 31, 2007. Furthermore, the Company paid a non-refundable arrangement fee of 0.425% on the aggregate facility amount. In January 2007 the facility was fully repaid in cash. Interest and finance costs for the above two facilities for 2006 amounted to $316 and are separately reflected as "Interest and finance costs - related party" in the accompanying 2006 consolidated statements of income.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties – (continued):

During 2007, the Company borrowed an amount of $63,000 in aggregate from Elios as follows: (a) in April 5, 2007 an amount of $33,000 in order to partially finance the acquisition cost of the vessel Primera (ex Sea Epoch) (Note 5). The loan was fully repaid on April 23, 2007 (b) on May 23, 2007 an amount of $30,000, in addition to the amendment of the loan facility discussed in Note 10(c) below, to partially finance the acquisition cost of the vessels Bargara (ex Songa Hua), Marbella (ex Restless), Primera (ex Sea Epoch), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Capitola (ex Songa Hui), Ecola (ex Zella Oldendorff) and Majorca (ex Maria G.O.). The facility was fully repaid on June 15, 2007. Interest and finance costs paid by the Company for the above facility during the year ended December 31, 2007 totaled $614 and are separately reflected as "Interest and finance costs - related party" in the accompanying consolidated statements of income.

(f) ***Purchase of derivatives from related parties:*** In order to maintain the minimum hedging ratio of the loan amendment (Note 10a), on June 22, 2007 the Company acquired the following interest rate derivatives which were valued on that date by the financial institutions which were counterparties to these agreements at an amount of $1,290 (asset), from the following two related companies, that are managed by Cardiff:

(i) Sea Glory Navigation Ltd. which originally entered into an interest rate cap and floor agreement on November 3, 2004 for a period of seven years through November 2011, for a notional amount of $60 million. Under the cap leg of the agreement interest rate is 5.34% if three-month USD LIBOR lies between 5.34% and 7%. If three-month USD LIBOR is above 7% the interest rate is three-month USD LIBOR. Under the floor leg of the agreement interest rate is 2.75% if the three-month USD LIBOR is equal or less than 1.75%.

(ii) River Camel Shipping Co which originally entered into an interest rate cap and floor agreement for a period of seven years through November 2011, for a notional amount of $75 million. Under the cap leg of the agreement interest rate is 5.25% if three-month USD LIBOR is within the range of 5.25% and 7%. If three-month USD LIBOR exceeds 7%, then interest rate is three-month USD LIBOR. Under the floor leg of the agreement interest rate is 2.75%, if the three-month USD LIBOR is equal or less than 1.75%.

(g) Purchase of Ocean Rig ASA from a related party: On December 20, 2007 Primelead, a wholly-owned subsidiary of Dryships acquired 51,778,647 shares in Ocean Rig ASA from Cardiff, for a consideration of $406,024. This represents 30.4% of the issued shares in Ocean Rig. A commission was paid to Cardiff amounting to $ 4,050. The commission was treated as an internal cost and is included in "Other, net" in the accompanying 2007 consolidated statements of income (Note 9).

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

4. Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	As of December 31, 2006	As of December 31, 2007
Lubricants	$ 2,328	$ 2,647
Victualling stores	243	324
Bunkers	-	941
	$ 2,571	$ 3,912

5. Vessels, Net:

As at December 31, 2007 the Company owned thirty-eight drybulk carriers that have a total carrying value of $1,643,867. The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2005	$ 923,890	$ (59,157)	$ 864,733
- Vessel acquisitions	280,218	-	280,218
- Vessel disposals	(7,055)	5,039	(2,016)
- Depreciation	-	(58,011)	(58,011)
Balance, December 31, 2006	1,197,053	(112,129)	1,084,924
- Vessel acquisitions	851,006	-	851,006
- Vessel disposals	(253,875)	38,323	(215,552)
- Depreciation	-	(76,511)	(76,511)
Balance, December 31, 2007	$ 1,794,184	(150,317)	$ 1,643,867

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

5. Vessels, Net– (continued):

During the year ended December 31, 2007 the following vessels were disposed, to unaffiliated third parties:

Vessel disposals

Vessel	M.O.A. date	Delivery date	M.O.A. price	Gain on sale
Panormos	September 8, 2006	January 8, 2007	$ 35,000	$ 15,256
Striggla	December 18, 2006	January 22, 2007	12,120	9,184
Daytona	December 15, 2006	January 23, 2007	25,300	6,058
Estepona	February 9, 2007	April 10, 2007	36,735	7,585
Shibumi	November 20, 2006	April 12, 2007	24,600	17,813
Delray	January 16, 2007	May 8, 2007	36,735	8,172
Hille Oldendorff	March 26, 2007	June 8, 2007	50,500	12,873
Alona	March 2, 2007	June 12, 2007	39,500	7,323
Mostoles	March 26, 2007	July 3, 2007	13,260	10,312
Lanikai	March 13, 2007	July 27, 2007	26,100	8,936
Formentera	August 7, 2007	December 14, 2007	63,000	31,451
		Total:	$ 362,850	$ 134,963

The aggregate gain resulting from the sale of the above vessels is separately reflected in the accompanying consolidated statements of income for the year ended December 31, 2007.

On October 1, and November 26, 2007, respectively, the Company concluded two Memoranda of Agreement (MOA) for the disposal of the vessels Matira and Netadola to unaffiliated third parties for $46,500 and $93,900, respectively, with expected delivery dates ranging between the first and the second quarter of 2008. The vessels aggregate carrying value at December 31, 2007, amounted to $21,335 and $30,176 respectively. The resulting gain from the sale of the above vessels will be approximately $24,515 and $63,496, respectively, and will be included in the Company's consolidated statements of income for the year ending December 31, 2008 (Note 20(k)).

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

5. Vessels, Net– (continued):

During the year ended December 31, 2007 the following vessels were acquired:

Vessel acquisitions

Vessel	M.O.A. date	Delivery date	Acquisition price
Samsara, (ex Cape Venture)	December 14, 2006	February 14, 2007	$62,620
Primera (ex Sea Epoch)	December 15, 2006	April 11, 2007	38,380
Marbella (ex Restless)	February 27, 2007	April 27, 2007	46,460
Bargara (ex Songa Hua)	April 11, 2007	May 14, 2007	49,490
Brisbane (ex Spring Brave)	January 10, 2007	May 23, 2007	60,600
Capitola (ex Songa Hui)	April 11, 2007	June 1, 2007	49,490
Menorca (ex Oinoussian Legend)	January 18, 2007	June 7, 2007	41,410
Majorca (ex Maria G.O.)	March 26, 2007	June 11, 2007	54,035
Heinrich Oldendorff	March 23, 2007	June 11, 2007	52,785
Ecola (ex Zella Oldendorff)	November 23, 2006	August 29, 2007	40,097
Clipper Gemini	June 8, 2007	October 9, 2007	62,421
Samatan (ex Trans Atlantic)	August 15, 2007	October 17, 2007	71,710
VOC Galaxy	August 8, 2007	November 27, 2007	77,912
Saldanha (ex Shinyo Brilliance)	August 6, 2007	December 13, 2007	75,750
Oregon (ex Athina Zafirakis)	July 13, 2007	December 31, 2007	67,846
		Total:	$851,006

On July 26, and November 13 and 29, 2007 the Company concluded three Memoranda of Agreement with unaffiliated third parties for the acquisition of three vessels, two secondhand Panamaxes, Nord Mercury and Kookabura, and a secondhand Capesize, Gran Trader, for a purchase price of $69,500, $85,000 and $152,250, respectively. The vessels are expected to be delivered during the first and second quarter of 2008 (Note 20(g)).

On July 27, 30, 31 and on October 1, 2007 the Company concluded six Memoranda of Agreement for the acquisition of three 180,000 dwt and one 170,000 dwt Capesize Bulk Carriers and another two 82,000 dwt Kamsarmax Bulk Carriers for a total consideration of $581,000. The vessels' expected delivery dates range between the second quarter of 2008 and second quarter of 2010.

During 2007 the Company entered into 21 MOAs, for the acquisition of 15 Bulk Carriers in the water for an amount of $851,006 discussed above, while the other six are being built for a total consideration of $581,000. As of December 31, 2007 an amount of $ 80,350 was paid out of committed $581,000 to the sellers representing a portion of the purchase price for hulls (ranging between 10% and 20%). The repayment of the remaining balance of $500,650 is as follows:

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

5. Vessels, Net– (continued):

Year ending December 31,	
2008	$ 132,750
2009	197,000
2010	170,900
	$ 500,650

During 2006, the Company acquired eight secondhand drybulk carrier vessels (including the one discussed in Note 3 (d)), for an aggregate consideration of $274,243.

During 2006, the Company entered into five Memoranda of Agreements (MOA) with unrelated third parties for the sale of five of its vessels, the Flecha, Panormos, Shibumi, Daytona and Striggla. The vessel Flecha was delivered to her new owners in late December 2006 and her sale resulted in a gain of $8,583, which is separately reflected in the accompanying 2006 consolidated statement of income. The gain for the vessels Panormos, Shibumi, Daytona and Striggla, which were delivered to their new owners, free of charter, during the first and second quarter of 2007, amounted to $15,256, $17,813, $6,058 and $9,184 respectively and are separately reflected in the accompanying consolidated statements of income.

All Company's vessels have been pledged as collateral to secure the bank loans discussed in Note 10. As of December 31, 2007, three vessels were operating under a drybulk pool (Note 1) while the remaining vessels, except for MV Heinrich Oldendorff, Clipper Gemini and VOC Galaxy which are employed under bareboat charters, were operating under time charters, the last of which expire in February 2011.

6. Advances for Vessels Under Construction and Acquisitions:

During the year ended December 31, 2006 the Company made advances amounting to $27,380 for the vessels Ecola ($3,970), Primera ($3,800) and Samsara ($6,200) and for the Hulls 1518A and 1519A ($6,650 each), and capitalized interest of $110.

During the year ended December 31, 2007 the Company made advances amounting to $105,242 for the Nord Mercury ($6,950), Gran Trader ($15,225), Hulls 0002 and 0003 ($10,550 each), Hulls SS058 and SS059 ($10,850 each), Hull 2089 ($22,800), Hull HN-1001 ($14,750), incurred various pretrading expenses to be capitalized ($120) and capitalized interest for 2007 amounting to $2,597. The vessels Samsara, Primera and Ecola were delivered during 2007.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6. Advances for Vessels Under Construction and Acquisitions– (continued):

The Hulls 1518A and 1519A are being built for a total consideration of $66,500. As of December 31, 2006 an amount of $ 13,300 was paid to the shipyard representing the advance payment for the shipbuilding contracts. The repayment of the balance outstanding of $53,200 is as follows:

Year ending December 31,	
2008	$ 6,650
2009	46,550
	$ 53,200

7. Fair Value of Acquired Time Charter:

During 2006, the Company acquired seven drybulk carrier vessels for $233,085, which were under existing time charter contracts which the Company agreed to assume through arrangements with the respective charterers. Upon delivery of each of the above vessels the Company evaluated the charter contracts assumed and recognized (a) an asset of $5,517 for two of the vessels with a corresponding decrease in the vessels' purchase price and (b) a liability of $11,492 for the other five vessels with a corresponding increase in the vessels' purchase price.

During 2007, the Company acquired three drybulk carrier vessels for $193,118, which were under existing bareboat time charter contracts which the Company agreed to assume through arrangements with the respective charterers. Upon delivery of the above vessels the Company evaluated the charter contracts assumed and recognized a liability of $ 38,687, representing the fair value of below market acquired time charters, which is an equivalent of a present value of the excess of market rates equivalent time charters prevailing at the time the foregoing vessels were delivered over existing rates of time charters assumed.

These amounts are amortized on a straight-line basis to the end of the charter period. As of December 31, 2006 and 2007, the unamortized balance of the fair value of below market acquired time, charter in the accompanying consolidated balance sheets amounted to $5,553 and $32,509, respectively and are reflected in "Deferred revenue" and "Fair value of below market acquired time charters", respectively in the accompanying consolidated balance sheets. As of December 31, 2006 and 2007, the unamortized balance of the "Fair value of above market acquired time charters" in the accompanying consolidated balance sheets amounted to $1,335 and $0, respectively.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8. Deferred Charges, Net:

The unamortized amounts included in the accompanying consolidated balance sheets represent drydocking costs, and are analyzed as follows:

Balance, December 31, 2004	$	3,007
- Additions		3,153
- Amortization		(2,379)
Balance, December 31, 2005	$	3,781
- Additions		6,275
- Amortization		(3,594)
- Write-off due to sale of vessels		(262)
Balance, December 31, 2006		6,200
- Additions		1,816
- Amortization		(2,793)
- Write-off due to sale of vessels		(2,731)
Balance, December 31, 2007	$	2,492

9. Long-term Investment

On December 20, 2007 Primelead Limited, a wholly-owned subsidiary of DryShips Inc., acquired 51,778,647 or 30.4% of the issued shares in Ocean Rig ASA ("Ocean Rig").

Ocean Rig, incorporated on September 26, 1996, is a public limited company incorporated and domiciled in Norway whose shares are publicly traded on the Oslo Stock Exchange. Ocean Rig has been established as a drilling contractor in the area of offshore exploration, development and production and operates two ultra deep-water drilling rigs "Leiv Eiriksson" and "Eirik Raude".

The Company accounted for its investment in Ocean Rig using the equity method of accounting. The Company's equity in the income of Ocean Rig is shown in the accompanying consolidated statements if income as "Equity in loss of investees" and for the period ended December 31, 2007 amounted to a loss of $299.

The carrying amount of the Company's investment in Ocean Rig as of December 31, 2007 is $405,725 and is reflected as "Long term investments" in the accompanying consolidated balance sheets as at December 31, 2007.

The Company's share of the underlying reported net assets of Ocean Rig exceeded the carrying value Company's investment as of December 31, 2007.

The aggregate fair value of the investment in Ocean Rig as at December 31, 2007 is $377,984.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated

9. Long-term Investment– (continued):

Summarized financial information of the Company's equity method investees, that represent 100% of the investees financial information, is as follows:

Financial Position as of December 31, 2007

	USD
Current assets	93,648
Noncurrent assets	1,168,672
Current liabilities	145,115
Noncurrent liabilities	656,524

Results of Operations for the 12 day period of ownership ended December 31, 2007:

	USD
Net revenues	8,227
Operating loss	(927)
Net loss	(985)

10. Long-term Debt:

The amount of the long-term debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	As of December 31,	
	2006	2007
Term loans	$ 661,586	$ 1,220,605
Bridge loan	-	30,076
Less deferred financing fees	(2,844)	(6,903)
Total	658,742	1,243,778
Less: Current portion	(71,412)	(194,999)
Long-term portion	$ 587,330	$ 1,048,779

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10. Long-term Debt– (continued):

The individual loans at terms relating to these are described below:

Loan (a): In March 2006 the Company concluded an agreement to borrow an amount of up to $628,750 and in November 2006 entered into a supplemental agreement to the loan concluded in March 2006 to increase the line of credit to $711,093. The purpose of the loan was to refinance prior indebtedness, to partially finance the acquisition cost of eight vessels acquired during the year ended December 31, 2006 and to provide the Company with working capital. On May 23, 2007 the Company amended the loan to increase the amount available under the loan by up to $ 181,000 and to include a re-borrowing option for mandatory repayment due to sale of vessels of up to $200,000 in order to partly finance the acquisition cost of the secondhand vessels Samsara (ex Cape Venture), Bargara (ex Songa Hua), Marbella (ex Restless), Primera (ex Sea Epoch), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Capitola (ex Songa Hui) and Ecola (ex Zella Oldendorff), Majorca (ex Maria G.O.), Heinrich Oldendorff and any additional vessels. The loan bears interest at LIBOR plus a margin. The interest rate, including the margin, at December 31, 2006 was 6.35% for $550,154 and 7.78% for $111,432 and at December 31, 2007 was 5.88% for $627,577 and 7.23% for $125,426. The outstanding balance of $753,003 (gross of unamortized deferred financing fees of $3,385 at December 31, 2007) is repayable in thirty four variable consecutive quarterly installments commencing on February 2008 and through May 2016 plus a balloon payment of $157,533 payable together with the last installment.

Loan (b): On February 13, 2007, the Company borrowed an amount of $43,400 in order to partly finance the acquisition cost of vessel Samsara (ex Cape Venture). The loan bore interest at Libor plus a margin and was repaid in one installment on May 29, 2007.

Loan (c): On April 19, 2007 the Company concluded a bridge facility of up to $ 181,000 in order to partly finance the acquisition cost of the secondhand vessels Primera (ex Sea Epoch), Menorca (ex Oinoussian Legend), Marbella (ex Restless), Brisbane (ex Spring Brave), Capitola (ex Songa Hui) and Bargara (ex Songa Hua). The loan bore interest at Libor plus a margin and was repaid in one single installment on May 29, 2007.

Loan (d): On August 30, 2007 the Company concluded a bridge facility of up to $ 30,076 in order to partly finance the acquisition cost of the secondhand vessels Oregon (ex Athina Zafirakis), Nord Mercury, Saldahna (ex Shinyo Brilliance), and VOC Galaxy. The loan bears interest at Libor plus a margin and will be repaid in one installment during the first quarter of 2008 (Note 20(j)).

Loan (e): On October 2, 2007 the Company concluded a loan agreement of up to $ 35,000 in order to partly finance the acquisition cost of the secondhand vessel Clipper Gemini. The loan bears interest at Libor plus a margin and will be repaid in thirty-six quarterly installments through July 2016.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10. Long-term Debt– (continued):

Loan (f): On October 5, 2007 the Company concluded a loan agreement of up to $ 90,000 in order to partly finance the acquisition cost of the secondhand vessels Samatan (ex Trans Atlantic) and VOC Galaxy. The loan bears interest at Libor plus a margin and will be repaid in thirty-two quarterly installments through July 2015.

Loan (g): On November 16, 2007 the Company concluded a loan agreement of up to $ 47,000 in order to partly finance the acquisition cost of the secondhand vessel Oregon (ex Athina Zafirakis). The loan bears interest at Libor plus a margin and will be repaid in thirty-two quarterly installments through December 2015.

Loan (h): On December 4, 2007 the Company concluded a loan agreement of up to $ 101,150 in order to partly finance the acquisition cost of the secondhand vessels Saldahna (ex Shinyo Brilliance) and Nord Mercury. The loan bears interest at Libor plus a margin and will be repaid in twenty-eight quarterly installments through January 2015.

Loan (i): On December 17, 2007, Primelead Limited concluded a loan agreement of up to $ 260,000 in order to partly finance the acquisition cost of 51,778,647 shares in the common stock of Ocean Rig ASA (Note 9). The loan bears interest at Libor plus a margin and will be repaid in eight quarterly installments through December 2009.

As of December 31, 2006 and 2007 the Company's unutilized line of credit totaled to $4,219 (Loan (a)) and $48,650 (Loan (h)) respectively and the Company is required to pay a quarterly commitment fee of 0.40% per annum of the unutilized portion of the term loan and 0.25% of the unutilized portion of the credit facility (Loan (a)) and a quarterly commitment fee of 0.40% (Loan (h)). Furthermore, the Company is required to pay a draw-down fee of 0.075% on each amount drawn down under Loan (a).

The above loans are secured by a first priority mortgage over the vessels, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company's business, an established place of business in the United States or the United Kingdom, and the payment of dividends from certain subsidiaries to the parent company. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity. In addition, the Company must maintain minimum cash deposits, as defined in the loan agreements, which at December 31, 2006 and 2007, amounted to $20,000 and $20,000, respectively and are classified as "Restricted cash", under other non-current assets in the accompanying consolidated balance sheets. Furthermore, the Company will be permitted to pay dividends under the loans so long as such amount of dividends does not exceed 50% of the Company's net income as evidenced by its relevant annual audited financial statements. The loan obtained by Primelead has a restriction that no dividends can be declared by this subsidiary.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10. Long-term Debt – (continued):

In terms of the loan agreement, the Company is required to hold bank deposits which are used to fund the loan installments coming due. The fund can only be used for the purposes of loan repayments and are shown as "Restricted cash", current assets which at December 31, 2006 and 2007, amounted to $6,614 and $6,791, respectively, in the accompanying consolidated balance sheets. Restricted cash also includes additional minimum cash deposits required to be maintained with certain banks under the company's borrowing arrangements. The Company was in compliance with all debt covenants as of December 31, 2006 and 2007.

Total interest incurred on long-term debt for the years ended December 31, 2005, 2006 and 2007 amounted to $19,797, $37,364 and $48,290, respectively. During year ended December 31, 2005, 2006 and 2007 an amount of $0, $110 and $2,597 respectively was capitalized as part of the vessel cost for advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in "Interest and finance costs" in the accompanying consolidated statements of income. The Company's weighted average interest rate (including the margin) for the years ended December 31, 2005, 2006 and 2007, was 5.42%, 6.59% and 6.48%, respectively, as at year end.

The principal payments required to be made after December, 2007, for the loans discussed above are as follows:

Year ending December 31,	
2008	$ 197,574
2009	164,030
2010	215,556
2011	87,027
2012	86,027
2013 and thereafter	500,467
	1,250,681
Less Financing fees	(6,903)
	1,243,778

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11. Accrued liabilities:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	As of December 31,	
	2006	2007
Accrued expenses	$ 5,309	$ 11,527
Cardiff commission	-	4,050
Accrued financial expenses	453	1,692
Accrued commissions	371	1,566
Baumarine pool adjustment	-	1,000
Provision for back calls	193	179
	$ 6,326	$ 20,014

12. Common Stock and Additional Paid-In Capital:

In December 2004 and within the context of the initial public offering discussed below, the Company, after obtaining the consents from its respective lending banks, declared dividends totaling $69,000 ($4.48 per share) which were paid in three tranches, in December 2004 ($51,007), in February 2005 ($10,743) and in May 2005 ($7,250). Furthermore, the Company during 2005, 2006 and 2007 declared and paid dividends of $12,140 ($0.40 per share), $25,237 ($0.80 per share) and $28,392 ($0.80 per share), respectively.

In January 2005, the Company adopted an equity incentive plan, or the Plan, which will entitle its officers, key employees and directors to receive options to acquire common stock. Under the Plan, a total of 1,000,000 shares of common stock have been reserved for issuance under the Plan. The Plan is administered by Company's Board of Directors. Under the terms of the Plan, the Board of Directors may grant new options exercisable at a price per share equal to the average daily closing price for our common stock over the 20 trading days prior to the date of issuance of the shares. Under the terms of the Plan, no options can be exercised until at least two years after the closing of the Company's initial public offering in February 2005. Any shares received on exercise of the options may not be sold until three years after the closing of the offering. All options will expire 10 years from the date of grant. The Plan will expire 10 years from the closing of the offering. As of December 31, 2007, no options were granted under the Plan.

In February 2005, the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 14,950,000 shares of common stock at par value $0.01 were issued for $18.00 per share. The net proceeds of the initial public offering amounted to $251,285.

In May 2006, the Company filed its universal shelf registration statement and related Prospectus for the issuance of 5,000,000 of common shares. From May 2006 through August 2006, an amount of 4,650,000 shares of common stock with par value $0.01 were issued. The net proceeds after underwriting commissions of 2.5% and other issuance fees amounted to $56,490.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12. Common Stock and Additional Paid-In Capital– (continued):

Based on a resolution adopted at the General Shareholders meeting on July 11, 2006, the aggregate number of shares of common stock that the Company is authorized to issue increased from 45,000,000 registered shares with par value of $0.01 to 75,000,000 registered shares with the same par value.

On October 24, 2006, the Company's Board of Directors agreed to the request of the Company's major shareholders (Elios Investments Inc., Advice Investments S.A. and Magic Management Inc.), to receive their dividend payment, following the declaration of U.S. Dollar 0.20 quarterly dividend per share in September 2006, in Dryships Inc. common shares. In addition, the Board of Directors agreed on that date to the request of a related party for the settlement of the sellers credit discussed in Note 3(e) in Dryships' common shares. As a result, the Board of Directors resolved to issue 235,585 and 254,512 shares, at a price of $13.07 per share, the average closing price of Dryships Inc. common stock on the Nasdaq Global Market over the eight trading days ended October 24, 2006 to settle an aggregate of $3,080 in dividends and the seller's credit together with interest amounting to $3,327, respectively.

In October 2007, the Company filed its universal shelf registration statement of securities of well-known seasoned issuers and related Prospectus for the issuance of 6,000,000 of common shares. From October 2007 through December 2007, an amount of 1,191,000 shares of common stock with par value $0.01 were issued. The net proceeds, after underwriting commissions ranging between 2% to 2.5% and other issuance fees, amounted to $127,104.

The amounts shown in the accompanying consolidated balance sheets, as "Additional paid-in capital", represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, (ii) payments made by the stockholders in excess of the par value of common stock purchased by them and (iii) the difference between the par value of the shares issued for the settlement of liabilities and the amount of the liabilities extinguished.

13. Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

13. Commitments and Contingencies – (continued):

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

Future minimum contractual charter revenue, based on vessels committed to noncancelable, long-term time and bareboat charter contracts as of December 31, 2007, will be $200,461 during 2008, $7,022 during 2009, and $4,944 during 2010. These amounts do not include any assumed off-hire.

14. Income taxes:

Neither the Marshall Islands nor Malta imposes a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Marshall Islands and Malta, the countries in which the vessels owned by subsidiaries of the Company are registered, the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying consolidated statements of income.

Pursuant to Section 883 of the United States Internal Revenue Code (the "Code") and the regulations thereunder, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an "equivalent exemption" to corporations organized in the United States for the types of shipping income (e.g., voyage, time, bareboat charter) earned by the foreign corporation and (b) more than 50% of the value of the foreign corporation's stock is owned, directly or indirectly, by individuals who are "residents" of the foreign corporation's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (the "50% Ownership Test"). For purposes of the 50% Ownership Test, stock owned in a foreign corporation by a foreign corporation whose stock is "primarily and regularly traded on an established securities market" in the United States (the "Publicly-Traded Test") will be treated as owned by individuals who are "residents" in the country of organization of the foreign corporation that satisfies the Publicly-Traded Test.

The Marshall Islands and Malta, the jurisdictions where the Company's ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries will be exempt from United States federal income taxation with respect to U.S.-source shipping income if they satisfy the 50% Ownership Test.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

14. Income taxes– (continued):

The Company believes that it satisfied the Publicly-Traded Test for its 2006 and 2007 Taxable Years and therefore 100% of the stock of its Marshall Islands and Malta ship-owning subsidiaries will be treated as owned by individuals "resident" in the Marshall Islands. As such, each of the Company's Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income. The Company's ship-owning subsidiaries intend to take such position on their U.S. federal income tax returns for the 2006 and 2007 Taxable Years.

15. Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,		
	2005	2006	2007
Voyage Expenses			
Port charges	$ 1,407	$ 1,231	$ 748
Bunkers	851	729	717
Commissions charged by third parties	7,719	8,229	24,450
Charter in – hire expense	208	6,040	6,040
	10,185	16,229	31,955
Commissions charged by a related party	2,854	3,056	7,159
	$ 13,039	$ 19,285	$ 39,114

	Year ended December 31,		
	2005	2006	2007
Vessel Operating Expenses			
Crew wages and related costs	$ 15,194	$ 21,444	$ 28,187
Insurance	3,853	4,698	5,636
Repairs and maintenance	5,864	6,364	8,431
Spares and consumable stores	11,616	15,155	18,856
Tonnage taxes	195	228	299
	$ 36,722	$ 47,889	$ 61,409

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

15. Voyage and Vessel Operating Expenses– (continued):

Voyage expenses for 2005, 2006 and 2007 include $208, $6,040 and $6,040 respectively, representing hire paid to an unrelated party for the charter-in of the vessel Darya Tara. Based on the charter party agreement concluded in November 2005, the vessel was chartered-in by the Company for a period of thirty six to thirty eight months at a daily hire rate of $16.5.

As of December 31, 2007, the annual charter hire to be paid by the Company under this agreement for the years ending December 31, 2008 and 2009 is estimated to be $6,057 and $794, respectively. Concurrently with the aforementioned agreement, the Company concluded a charter party agreement with an unrelated party for the charter-out of the vessel Darya Tara over the same period and at a daily rate of $16.7. The revenue recognized on the above agreement for 2005, 2006 and 2007 amounted to $211, $6,114 and $6,114 respectively, and is included in "Voyage revenues" in the accompanying consolidated statements of income.

In 2005, the Manager concluded twenty-one agreements with an unrelated, international supplier for the exclusive supply of lubricants to certain fleet vessels. Under the terms of this agreement a fixed quantity of main engine oils for each vessel will be supplied free of charge. The above discount offer assumes that the Company will remain exclusively supplied by the specific supplier for at least four to five years following the date of the first supply. In the event contract does not run for its full contractual term, the free lubricants acquired until the date of the premature termination will be charged at market prices to the Company at 100% of their volume if the contract is terminated within the first year, then reducing by 20% each year until the fourth or fifth year, the year the contract expires. The Company classifies lubricants expense in spares and consumable stores in the aforementioned table of "Voyage and Vessel Operating Expenses". During free lubricant periods, the Company records the market value of the lubricants consumed as an expense and amortizes the benefit of the free lubricants consumed on a straight-line basis to vessel operating expenses over the periods from the first supply through the date of their expiration as provided in the related contracts. The unamortized balance of the above benefits at December 31, 2006 and 2007 amounted to $809 and $552, respectively, and is reflected in "Other current liabilities" ($202 and $209 as of December 31, 2006 and 2007, respectively) and "Non-current liabilities" ($607 and $343 as of December 31, 2006 and 2007, respectively) in the accompanying consolidated balance sheets.

16. Gain on sale of bunkers:

The amounts in the accompanying consolidated statements of income represent the net gain or loss arising from the purchase and sale of bunkers on board vessels employed under time charter agreements, between the Company and the charterers.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

17. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,		
	2005	2006	2007
Interest on long-term debt	$ 19,797	$ 37,254	$ 48,290
Long-term debt commitment fees	261	995	223
Bank charges	66	110	238
Amortization and write-off of financing fees	544	3,785	1,869
Other	-	(145)	(3)
	20,668	41,999	50,617
Interest on short-term credit facilities – related parties	-	393	293
Amortization and write-off of financing fees - related parties	-	-	321
	$ 20,668	$ 42,392	$ 51,231

18. Derivatives:

(a) ***Interest rate cap and floor agreements:*** As of December 31, 2006 and 2007, the Company had outstanding six and eight, interest rate cap and floor agreements in order to hedge its exposure to interest rate fluctuations with respect to its borrowings. Such agreements did not qualify for hedge accounting and therefore changes in their fair value are reflected in earnings. More specifically:

(1) In May 2005, for a period of nine years through February 2014, for a notional amount of $154.2. Under the cap and floor provisions of the agreement the Company pays interest at 5.59% if three-month LIBOR is between 5.59% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.59%, if LIBOR is below or equal to 3%, then Company pays 3%;

(2) In May 2005, for a period of ten years through May 2015, for a notional amount of $120.6 million. Under the cap provisions of the agreement the Company pays interest at 5.8% if three-month LIBOR is between 5.8% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.8%, if LIBOR is below or equal to 3%, then Company pays 3%;

(3) In June 2005, for a period of eight years through March 2013, for a notional amount of $22.0 million. Under the cap provisions of the agreement the Company pays interest at 5.66% if three-month LIBOR is between 5.66% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.66%, if LIBOR is below or equal to 3%, then Company pays 3%;

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

18. Derivatives– (continued):

(4) In June 2005, for a period of six years through March 2011, for a notional amount of $194.3 million. Under the cap provisions of the agreement the Company pays interest at 5.85% if three-month LIBOR is between 5.85% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.85%, if LIBOR is below or equal to 3%, then Company pays 3%;

(5) In July 2005, for a period of ten years through April 2015, for a notional amount of $42.4 million. Under the cap provisions of the agreement the Company pays interest at 5.66% if three-month LIBOR is between 5.66% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.66%, if LIBOR is below or equal to 3%, then Company pays 3%;

(6) In July 2005, for a period of seven years through April 2012, for a notional amount of $22.3 million. Under the cap provisions of the agreement the Company pays interest at 5.64% if three-month LIBOR is between 5.64% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.64%, if LIBOR is below or equal to 3%, then Company pays 3%;

(7) In August 2007, for a period of four years through November 2011, for a notional amount of $60 million. Under the cap provisions of the agreement the Company pays interest at 5.34% if three-month LIBOR is between 5.34% and 7.0% and at three-month LIBOR if LIBOR exceeds 7.0%. Under the floor provisions of the agreement the Company pays interest at 2.75% if three-month LIBOR is equal or less than 1.75%; and

(8) In August 2007, for a period of four years through November 2011, for a notional amount of $75 million. Under the cap provisions of the agreement the Company pays interest at 5.25% if three-month LIBOR is between 5.25% and 7.0% and at three-month LIBOR if LIBOR exceeds 7.0%. Under the floor provisions of the agreement the Company pays interest at 2.75% if three-month LIBOR is equal or less than 1.75%.

The fair value of each of these eight interest rate cap and floor agreements equates to the amount that would be received or paid by the Company if the agreements were cancelled. The aggregate fair value of all such agreements at December 31, 2006 was an asset of $946 and at December 31, 2007 was a liability of $1,768 and is included in "Financial instruments" in the accompanying consolidated balance sheets. A gain of $ 270 and $676 and a loss of $3,981, respectively, are included in "Other, net" in the accompanying consolidated statements of income for the years ended December 31, 2005, 2006 and 2007.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

18. Derivatives– (continued):

(b) ***Foreign exchange transactions:*** In January 2006, the Company engaged in a total of 12 foreign currency call options, maturing in monthly intervals from February 2006 to January 2007, under one foreign exchange transaction involving the USD against the Euro. As of December 31, 2006 the Company had one open foreign currency call option which matured in January 2007. The strike rate under this option is 1.21 USD per Euro, for an amount of Euro 200,000.

In January 2006, the Company engaged in a total of 12 forward foreign exchange contracts, maturing in monthly intervals from February 2006 to January 2007. As of December 31, 2006 the Company had one open forward foreign exchange contract which matured in January 2007. The forward rate was 1.2320 USD per Euro for an amount of Euro 200,000.

As of December 31, 2006, the fair market values of the open foreign currency call option and open forward foreign exchange contract discussed above were $22 and $17, respectively. A gain of $206 and a loss of $8 respectively, have been included in "General and administrative expenses" in the accompanying consolidated statements of income for the years ended December 31, 2006 and 2007.

(c) ***Forward freight agreements:*** During the year ended December 31, 2006, the Company entered into seventeen forward freight agreements ("FFAs") with the objective to utilize them as economic hedging instruments in order to reduce its exposure to market price fluctuations with respect to its fleet. Such agreements did not qualify for hedge accounting and therefore changes in their fair value were reflected in earnings. During the year ended December 31, 2006, and 2007 the loss on FFAs amounted to $22,473 and $0 respectively. As of December 31, 2006 the fair value of the FFAs resulted in a liability of $2,625. As of December 31, 2007, no FFAs remain open.

19. Financial Instruments:

The carrying values of temporary cash investments, accounts receivable, accounts payable and derivatives are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

20. Subsequent Events:

(a) ***Declaration of dividends:*** On January 9 the Company declared dividends amounting to $7,336 ($0.20 per share) paid on January 31, 2008 to the stockholders of record as of January 18, 2008).

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

20. Subsequent Events– (continued):

(b) ***Authorised shares:*** Increase in the aggregate number of authorized shares of common stock of the Company from 75,000,000 registered shares with par value of $0.01 to 1,000,000,000 registered shares with a par value of $0.01 made through a resolution adopted at the Special Shareholders meeting on January 16, 2008.

(c) ***Authorised preference shares:*** Authorisation of the Company to issue 500,000,000 registered preferred shares with a par value of $0.01 per share made through a resolution adopted at the Special Shareholders meeting on January 16, 2008.

(d) ***Equity incentive plan:*** The Company adopted the Equity Incentive Plan which was approved by the Board of Directors ("BoD") of the Company on January 16, 2008. Under this Plan officers, key employees, and directors will be able to receive options to acquire common stock, with respect to our common stock, awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

(e) ***Stockholders Rights Agreement***: We entered into a Stockholders Rights Agreement as of January 18, 2008. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of DryShips Inc. common stock, par value U.S.$0.01 per share

(f) ***Newbuildings:*** On January 17 and 23, 2008, respectively, the BoD of the Company acquired the right to purchase two drillships for an aggregate purchase price of $1.3 billion from a major Korean shipyard, for an amount of $20 million. Under the agreement with the shipyard, the Company can exercise its right purchase to the drillships by March 24, 2008. The contract was amended and the right to purchase the two drillships was extended to April 24, 2008 for an additional amount of $20 million.

(g) ***Purchase of vessel - delivery:*** In January 29, 2008, the vessel Avoca (ex Nord Mercury) (Note 5) was delivered to her new owner.

(h) ***Loan drawdown:*** On January 29, 2008, the Company drew down the amount of $48,650 (Note 10h) in order to partly finance the acquisition cost of vessel Avoca (ex Nord Mercury).

(i) ***Commission to Cardiff:*** The commission due to Cardiff of $4,050 was paid on February 1, 2008 (Note 3g).

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

20. Subsequent Events– (continued):

(j) ***Loan repayments:*** On February 19, 2008, the Company repaid the bridge loan facility of $30,076 (Note 10d).

(k) ***Sale of vessel - delivery***: The vessel Matira was delivered to her new owners on February 25, 2008 (Note 5).

(l) ***Sale of shares***: During 2008 the Company has sold 4,759 shares and the net proceeds, after underwriting commissions ranging between 1.5% to 2% and other issuance fees, amounted to $352,748.

(m) ***Vessel acquisition:*** On March 12, 2008 the Company concluded a Memorandum of Agreement for the acquisition of the vessel Nord Luna for a price of $72,000. The vessel is expected to be delivered during the second quarter of 2008.

(n) ***Vessel disposals:*** On March 13 and 15, 2008 the Company concluded two Memoranda of Agreement for the disposal of the vessel Lanzarote and Lacerta to unaffiliated third parties for $65,000 and $55,500 respectively with expected delivery date between the second and fourth quarter of 2008. The vessels aggregate carrying value at December 31, 2007, amounted to $27,437 and $9,910 respectively. The resulting gain from the sale of the above vessels will be approximately $37,815 and $45,704 respectively and will be included in the Company's consolidated statements of income for the year ending December 31, 2008.

(o) ***New Loan:*** On March 14, 2008 the Company concluded a loan agreement of up to $130,000 with Piraeus Bank A.E. in order to provide additional liquidity. The vessels Lacerta, Menorca, Toro, Paragon were released from their previous loan and were provided as mortgage for this new loan facility. The loan bears interest at LIBOR plus a margin and will be repaid in twenty-eight quarterly installments through March 2015.

(p) ***CEO compensation:*** In March 2008, the Board of Directors of the Company approved a new agreement with Fabiana whereby the annual remuneration will be (i) annual remuneration to Fabiana in the amount of $2,000,000; (ii) potential bonus compensation for the services provided at the end of each year with any such bonus to be determined by the Compensation Committee; and (iii) a grant to Fabiana of one million (1,000,000) shares of common stock out of the 1,834,055 shares reserved in the Company's 2008 Equity Incentive Plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DryShips Inc.

Dated: March 28, 2008

(Registrant)

/s/ George Economou
George Economou
Chief Executive Officer and Interim Chief Financial Officer

CORPORATE DIRECTORY


MUSTER STATION
VALLETTA
9275957

BOARD OF DIRECTORS

George Economou
Chairman

Chryssoula Kandylidis*

Angelos Papoulias

George Demathas

George Xiradakis

EXECUTIVE OFFICERS

George Economou
Chief Executive Officer, President and interim Chief Financial Officer



CORPORATE OFFICES

DryShips Inc.
80 Kifissias Avenue
Amaroussion
Athens – 15125
Greece
Tel +30-210-809-0570
www.dryships.com

STOCK LISTING

DryShips Inc.'s common stock is traded on the Nasdaq Global Select Market under the symbol "DRYS"

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Tel 800-937-5449

LEGAL COUNSEL

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Tel 212-574-1200

INDEPENDENT AUDITORS

Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.
250-254 Kifissias Avenue
GR 15231 Halandri
Athens, Greece
Tel +30-210-678-1100

INVESTOR RELATIONS CONTACT

Nicolas Bornozis
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel 212-661-7566
nbornozis@capitallink.com

CORPORATE COMMUNICATIONS

Olga Lambrianidou
DryShips Inc.
80 Kifissias Avenue
Amaroussion
Athens – 15125
Greece
Tel +30-210809-0570
ir@dryships.com

**Chryssoula Kandylidis was appointed to the Board of Directors to fill the vacancy resulting from the resignation of Aristeidis Ioannidis who served as Director until February 25, 2008.*




CORONADO
VALLETTA

DryShips Inc.

80 Kifissias Avenue
Amaroussion
Athens - 15125.
Greece
Tel.: +30-210-809-0570
www.dryships.com

END